FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	February	………………………………………… ,	2020

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	February 25, 2020	By ……/s/……… Sachiho Tanino…………………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice of Convocation of the Ordinary General Meeting of Shareholders for the 119th Business Term

2. Internet Disclosure for Notice of Convocation of the Ordinary General Meeting of Shareholders for the 119th Business Term

To Our Shareholders

We are pleased to present our notice of convocation of the Ordinary General Meeting of Shareholders for the 119th Business Term (from January 1, 2019 to December 31, 2019).

The world economy in 2019 generally experienced a slowdown in growth. Although the U.S. economy remained on a path of moderate recovery, the prolonged U.S.-China trade friction caused the Chinese economy to slow down. The pace of economic recovery also became sluggish in Europe and Japan.

In such an environment, the Canon Group devoted all our efforts to sales and lineup expansion of competitive products and services in each of our four new businesses of commercial printing, network cameras, medical systems, and industrial equipment, which we aim to expand as the pillars of our future business, in addition to our current businesses such as cameras, multifunction devices and printers. However, due to the effect of economic slowdown and slowing capital investment by customers, combined with the sustained market shrinkage in cameras and printers that was greater than expected, we have had a difficult year resulting in decreases in both net sales and profit from the previous term.

Index

For the term-end dividend, in appreciation for the ongoing support of our shareholders and from the perspective of ensuring stable returns to shareholders in consideration of, among others, the medium-term profit forecasts, we will propose a distribution of 80.00 yen per share at the Ordinary General Meeting of Shareholders for the 119th Business Term. As a result, dividends for this year, when combined with the interim dividend (80.00 yen per share), will be 160.00 yen per share.

The year 2020 is the final year of the five-year management plan, Phase V of our “Excellent Global Corporation Plan” which started in 2016. While the world economy is forecasted to continue achieving moderate growth according to the IMF, it also faces uncertainties including the downside risk arising from the destabilization of the political situation in the Middle East. The Canon Group will make united efforts to overcome this difficulty and build a foundation for turning around and going to the offensive to successfully close Phase V, aiming to return to a growth path in the coming Phase VI.

We look forward to our shareholders’ continued support and encouragement.

March, 2020

Chairman & CEO     FUJIO MITARAI

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 119TH BUSINESS TERM	P. 3
Guidance Notes on the Exercise of Voting Rights	P. 4
REFERENCE DOCUMENTS FOR GENERAL MEETING OF SHAREHOLDERS
Propositions:
Item No.1 - Dividend from Surplus	P. 6
Item No.2 - Election of Six Directors	P. 7
Item No.3 - Election of One Audit & Supervisory Board Member	P.12
Item No.4 - Election of Accounting Auditor	P.14
Item No.5 - Grant of Bonus to Directors	P.14
(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law)
BUSINESS REPORT
1. Current Conditions of the Canon Group	P.15
2. Shares of the Company	P.27
3. Directors and Audit & Supervisory Board Members	P.28
4. Accounting Auditor	P.30
5. Systems Necessary to Ensure the Properness of Operations	P.31
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets	P.35
Consolidated Statements of Income	P.36
FINANCIAL STATEMENTS
Balance Sheets	P.37
Statements of Income	P.38
AUDIT REPORTS
AUDIT REPORT OF ACCOUNTING AUDITOR ON CONSOLIDATED FINANCIAL STATEMENTS	P.39
AUDIT REPORT OF ACCOUNTING AUDITOR	P.40
AUDIT REPORT OF AUDIT & SUPERVISORY BOARD	P.41
REFERENCE
Topics	P.43
CSR Initiatives	P.44
Information for Shareholders	P.45

The map of the place of the General Meeting of Shareholders

Securities Code: 7751 March 3, 2020
TO OUR SHAREHOLDERS
CANON INC.
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo Chairman & CEO Fujio Mitarai

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 119TH BUSINESS TERM

Notice is hereby given that the Ordinary General Meeting of Shareholders for the 119th Business Term of Canon Inc. (the “Company”) will be held as described below and that you are invited to attend the Meeting.

If you do not expect to attend the Meeting, you may exercise your voting rights in writing or by electromagnetic means (Internet, etc.) in accordance with the “Guidance Notes on the Exercise of Voting Rights” (pages 4-5). After reviewing the following Reference Documents for General Meeting of Shareholders, please exercise your voting rights by no later than 5:00 p.m. on March 26 (Thursday), 2020 (Japan time).

1. DATE AND TIME:	March 27 (Friday), 2020 at 10:00 a.m. (Japan time)
(The reception will commence at 9:00 a.m.)
2. PLACE:	Headquarters of the Company
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo
(Please see the map at the end of this notice.)
3. MATTERS CONSTITUTING THE PURPOSE OF THE MEETING	Matters to be Reported:

1.  Reports on the contents of the Business Report and Consolidated Financial Statements for the 119th Business Term (from January 1, 2019 to December 31, 2019), and reports on the Auditing Results of Accounting Auditor and Audit & Supervisory Board regarding the Consolidated Financial Statements.

2. Reports on the content of the Financial Statements for the 119th Business Term (from January 1, 2019 to December 31, 2019).
Matters to be Resolved upon:
Propositions:
Item No.1 - Dividend from Surplus
Item No.2 - Election of Six Directors
Item No.3 - Election of One Audit & Supervisory Board Member
Item No.4 - Election of Accounting Auditor
Item No.5 - Grant of Bonus to Directors

•  Upon attending the Meeting, please present the enclosed Voting Form to the receptionist at the place of the Meeting.

•  Please note that no gift will be provided at the Meeting. Thank you for your understanding.

•  Of the documents to be provided upon Notice of Convocation, the following documents have been posted on our website on the Internet (https://global.canon/en/ir/) in accordance with laws and regulations and provisions of the Company’s Articles of Incorporation, and therefore have not been included in this Notice of Convocation: “Stock Acquisition Rights etc. of the Company” of the Business Report; “Consolidated Statement of Equity” and “Notes to Consolidated Financial Statements” of the Consolidated Financial Statements, and; “Statement of Changes in Net Assets” and “Notes to Non-Consolidated Financial Statements” of the Financial Statements. Documents posted on the aforementioned website have been subject to audit, whereby the Audit & Supervisory Board Members have prepared the Audit Report and the Accounting Auditor has prepared the Audit Report of Accounting Auditor.

•  Any changes in the matters described in Reference Documents for General Meeting of Shareholders, Business Report, Consolidated Financial Statements and Financial Statements will be posted on our website on the Internet (https://global.canon/en/ir/).

Guidance Notes on the Exercise of Voting Rights

This is to introduce the procedure to exercise voting rights of shareholders of the Company in writing (using the Voting Form) or by electromagnetic means (Internet, etc.).

To Institutional Investors

The electronic voting platform for institutional investors operated by Investor Communications Japan Inc. is available for institutional investors that have applied to use such platform in advance.

REFERENCE DOCUMENTS FOR GENERAL MEETING OF SHAREHOLDERS

Item No.1: Dividend from Surplus

The basic policy of the Company is to provide a stable return and actively return profits to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investments, cash flow and other factors.

In accordance with the above basic policy, we propose a term-end dividend of 80.00 yen per share, as set forth below.

As we have already paid an interim dividend of 80.00 yen per share, the full-year dividend will be 160.00 yen per share, which is the same amount as the previous term.

1. Kind of the dividend property	Cash
2. Matters regarding allocation of the dividend property and its total amount	80.00 yen per one common share of the Company Total amount of dividend 85,106,757,680 yen
3. Effective date of the distribution of the dividend from surplus	March 30, 2020

6

Item No.2: Election of Six Directors

The terms of office of all of the six Directors will expire at the end of this Meeting. Accordingly, we propose the election of six Directors.

The Company has a basic policy that the focus of the organizational structure of the Board of Directors is on the Directors that oversee company-wide business strategies or execution and the Directors that oversee multiple business fields or headquarters functions, while an adequate number of at least two or more Independent Outside Directors are appointed in order to secure sound management.

The candidates for Directors, based on this basic policy, are as follows:

Candidate No.	Name	Current Position, Business in Charge, etc. at the Company	Board of Directors Meeting Attendance
1	Fujio Mitarai	Chairman & CEO	100% (8/8)
2	Masaya Maeda	President & COO	87% (7/8)
3	Toshizo Tanaka	Executive Vice President & CFO Group Executive of Finance & Accounting Headquarters Group Executive of Public Affairs Headquarters Group Executive of Facilities Management Headquarters	100% (8/8)
4	Toshio Homma	Executive Vice President & CTO & In charge of Office Business Chief Executive of Office Imaging Products Operations	100% (8/8)
5	Kunitaro Saida	Director	100% (8/8)
6	Haruhiko Kato	Director	100% (8/8)

Note: The attendance figures above constitute attendance of the Board of Directors meetings by the respective candidates for Directors during the 119th business term.

Fujio Mitarai Date of birth Sep. 23, 1935 Number of the Company’s shares held 134,023 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1961: Entered the Company
Mar. 1981: Director
Mar. 1985: Managing Director
Mar. 1989: Senior Managing & Representative Director
Mar. 1993: Executive Vice President & Representative Director
Sep. 1995: President & CEO
Mar. 2006: Chairman, President & CEO
May 2006: Chairman & CEO (daihyō torishimariyaku kaichō)
Mar. 2012: Chairman & CEO (daihyō torishimariyaku kaichō ken shachō)
Mar. 2016: Chairman & CEO (daihyō torishimariyaku kaichō) (present)
[Important concurrent posts]
● Audit & Supervisory Board Member of The Yomiuri Shimbun Holdings

[Reasons for being selected as a candidate]

Mr. Fujio Mitarai has supervised the Company’s management as a CEO over the course of many years and has accomplished many things, such as significantly increasing profitability through management reform including production reform, and building a foundation for the transformation of the Company’s business structure for new areas where growth is expected. The Company has selected him as a candidate for Director upon determining that his wealth of expertise and ability related to management, gained from being chairman of Keidanren (“Japan Business Federation”), and holding many important positions in other organizations, are vital to the Company’s management.

Masaya Maeda Date of birth Oct. 17, 1952 Number of the Company’s shares held 25,400 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1975: Entered the Company
Mar. 2007: Director
Apr. 2007: Chief Executive of Image Communication Products Operations
Mar. 2010: Managing Director
Mar. 2014: Senior Managing Director
Mar. 2016: President & COO (present)

[Reasons for being selected as a candidate]

Mr. Masaya Maeda has engaged in camera development for many years, and has continually driven the commercialization of digital cameras, boosting their market share to the No. 1 position in the world after late entry to the market. In addition, he accomplished great things in boosting the profitability of the camera business through the enhancement, automation, etc., of production engineering technology and has currently been working on measures centered on the strengthening of existing businesses as a COO. The Company has selected him as a candidate for Director upon determining that his experience and ability for innovation are vital to the Company’s management.

Toshizo Tanaka Date of birth Oct. 8, 1940 Number of the Company’s shares held 23,510 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1964: Entered the Company
Mar. 1995: Director
Mar. 1997: Managing Director
Mar. 2001: Senior Managing Director
Mar. 2007: Executive Vice President & Director
Mar. 2008: Executive Vice President & CFO (present)
Apr. 2011: Group Executive of Finance & Accounting Headquarters
Mar. 2014: Group Executive of Human Resources Management & Organization Headquarters
Apr. 2017: Group Executive of Facilities Management Headquarters (present)
Mar. 2018: Group Executive of Public Affairs Headquarters (present)
Apr. 2018: Group Executive of Finance & Accounting Headquarters (present)

[Reasons for being selected as a candidate]

Mr. Toshizo Tanaka has contributed greatly to building the Company’s strong financial position while working for many years as CFO. The Company has selected him as a candidate for Director upon determining that his extensive expertise, insight, and wide range of experience, gained from managing overall corporate administration, are vital to the Company’s management.

Toshio Homma Date of birth Mar. 10, 1949 Number of the Company’s shares held 58,552 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1972: Entered the Company
Jan. 1995: Senior General Manager of Copying Machine Development Center
Mar. 2003: Director
Apr. 2003: Group Executive of Business Promotion Headquarters
Jan. 2007: Chief Executive of L Printer Products Operations
Mar. 2008: Managing Director
Mar. 2012: Senior Managing Director
Group Executive of Procurement Headquarters
Mar. 2016: Executive Vice President
Apr. 2016: Chief Executive of Office Imaging Products Operations (present)
Mar. 2017: Executive Vice President & In charge of Office Business (present)

[Reasons for being selected as a candidate]

Mr. Toshio Homma accomplished great things in the commercialization of large-format printing systems after being engaged in the development and commercialization of copying machines over the course of many years. Also, he led procurement reform and contributed to creating a structure to support reducing the cost-of-sales ratio. He is currently in charge of and managing the overall printing business including commercial printing, while also managing the Company’s technological R&D as CTO. The Company has selected him as a candidate for Director upon determining that his broad knowledge and experience are vital to the Company’s management.

Kunitaro Saida Date of birth May 4, 1943 Number of the Company’s shares held 7,100 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1969: Appointed as Public Prosecutor
Feb. 2003: Superintending Prosecutor of Takamatsu High Public Prosecutors Office
Jun. 2004: Superintending Prosecutor of Hiroshima High Public Prosecutors Office
Aug. 2005: Superintending Prosecutor of Osaka High Public Prosecutors Office
May 2006: Retired from Superintending Prosecutor of Osaka High Public Prosecutors Office
Registered as an attorney (present)
Jun. 2007: Audit & Supervisory Board Member of NICHIREI CORPORATION
Jun. 2008: Director of Sumitomo Osaka Cement Co., Ltd. (present)
Jun. 2010: Director of HEIWA REAL ESTATE CO., LTD. (present)
Mar. 2014: Director (present)
[Important concurrent posts] ● Attorney ● Director of Sumitomo Osaka Cement Co., Ltd. ● Director of HEIWA REAL ESTATE CO., LTD.

[Reasons for being selected as a candidate]

The Company has selected Mr. Kunitaro Saida as a candidate for Outside Director so that the Company’s management may utilize his high-level expertise and wealth of experience gained from his distinguished career as Superintending Prosecutor of High Public Prosecutors Offices (in Takamatsu, Hiroshima and Osaka) and later as an attorney in corporate legal affairs, as well as serving as an Outside Director and an Outside Audit & Supervisory Board Member for other companies.

Haruhiko Kato Date of birth Jul. 21, 1952 Number of the Company’s shares held 200 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1975: Entered Ministry of Finance
Jul. 2007: Director-General of Tax Bureau, Ministry of Finance
Jul. 2009: Commissioner of National Tax Agency
Jul. 2010: Retired from Commissioner of National Tax Agency
Jan. 2011: Senior Managing Director of Japan Securities Depository Center, Incorporated
Jun. 2011: President and Chief Executive Officer (daihyo torishimariyaku shacho) of Japan Securities Depository Center, Incorporated
Jun. 2013: Director of Toyota Motor Corporation
Mar. 2014: Director (present)
Jul. 2015: President and Chief Executive Officer (daihyo shikkoyaku shacho) of Japan Securities Depository Center, Incorporated
Jun. 2019: Audit & Supervisory Board Member of Toyota Motor Corporation (present)
[Important concurrent posts] ● Audit & Supervisory Board Member of Toyota Motor Corporation

[Reasons for being selected as a candidate]

Mr. Haruhiko Kato has, over many years, had a distinguished career in fiscal operations of the national government as Director-General of Tax Bureau in the Ministry of Finance, and Commissioner of National Tax Agency. The Company has selected him as a candidate for Outside Director so that the Company’s management may utilize his high-level expertise and wealth of experience gained from his managerial experience as President of Japan Securities Depository Center, Incorporated.

Notes:	1.	None of the candidates for the Directors have any special interest in the Company.
	2.	Mr. Kunitaro Saida and Mr. Haruhiko Kato are candidates for Outside Directors defined by Item 7, Paragraph 3, Article 2 of the Enforcement Regulations of the Corporation Law.
	3.

At HEIWA REAL ESTATE CO., LTD. where Mr. Kunitaro Saida serves as External Director, employee misconduct relating to real estate transactions was discovered, resulting in the aforesaid company’s recording of extraordinary loss in the second quarter of the fiscal year ending March 31, 2020, in association with that misconduct. Whereas he had been unaware of the misconduct up until its discovery, Mr. Kunitaro Saida has expressed his opinions on measures to prevent recurrence of any such incident, and otherwise has been appropriately making recommendations at the aforesaid company from the perspective of legal adherence and compliance-oriented management.

	4.

Although Mr. Kunitaro Saida does not have the experience of being involved in the management of a company other than in a position of an outside director or outside audit & supervisory board member, the Company judges that he will appropriately perform his duties as Outside Director due to his corporate legal affairs experience as an attorney.

	5.	Mr. Kunitaro Saida and Mr. Haruhiko Kato will have served as Outside Directors of the Company for six years as of the end of this Meeting.
	6.

The Company has entered into a contract with Mr. Kunitaro Saida and Mr. Haruhiko Kato limiting the amount of their damage compensation liabilities defined in Paragraph 1, Article 423 of the Corporation Law to the limit prescribed by laws and regulations. Should they be elected, the Company will continue the aforementioned contract with them.

	7.

The Company has notified Mr. Kunitaro Saida and Mr. Haruhiko Kato as independent directors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange. Should they be elected, the Company will continue to make both of them independent directors. Although the Company has compensated them for their advisory services, the remuneration has not been substantial given that it has amounted to no more than 12 million yen annually, and their contracts in that regard have already expired. Accordingly, the Company judges that their independence is not affected by the aforesaid circumstances.

Additional Note for English Translation:
	Mr. Fujio Mitarai, Mr. Masaya Maeda, Mr. Toshizo Tanaka and Mr. Toshio Homma are Representative Directors.

Item No.3: Election of One Audit & Supervisory Board Member

Audit & Supervisory Board Member Mr. Masaaki Nakamura will resign at the end of this Meeting. Accordingly, we propose the election of one Audit & Supervisory Board Member as his substitute.

The term of office of the Audit & Supervisory Board Member to be elected shall extend until the resigning Mr. Masaaki Nakamura’s term of office expires, pursuant to the Company’s Articles of Incorporation.

The Company has a basic policy to have Outside Audit & Supervisory Board Members that have extensive knowledge in specialized areas such as law and finance and accounting, and to have Audit & Supervisory Board Members from within the Company that are familiar with the Company’s businesses or its management structure. The candidates for Audit & Supervisory Board Members, based on this basic policy, are as follows:

Prior to our proposal of this item, we have already obtained the consent of the Audit & Supervisory Board.

Brief personal record, position and important concurrent posts
Ryuichi Ebinuma Date of birth Nov. 1, 1958 Number of the Company’s shares held 10,800 shares	As of
Apr. 1983: Entered the Company
Jul. 2002: Senior General Manager of Research Laboratory of Printing Technologies, Core Technology Development Headquarters
Jan. 2009: Group Executive of Core Technology Development Group, Corporate R&D
Apr. 2011: Executive Officer
Jan. 2013: Deputy Group Executive of Corporate R&D
Apr. 2016: Managing Executive Officer (present)
Apr. 2018: Group Executive, Corporate Planning Headquarters (present)

[Reasons for being selected as a candidate]

Mr. Ryuichi Ebinuma had engaged for many years in design during launch of businesses such as those involving printers and semiconductor lithography equipment, and subsequently served as an executive of headquarters development operations. He currently serves as head of headquarters corporate planning operations and is familiar with the Company’s technology, businesses and management structure. The Company has selected him as a candidate for Audit & Supervisory Board Member premised on the notion that such experience and knowledge will help bring about audits that are more effective.

Note: Mr. Ryuichi Ebinuma has no special interest in the Company.

[Reference]

“Independence Standards for Independent Directors/Audit and Supervisory Board Members” of the Company.

The Company has established the “Independence Standards for Independent Directors/Audit and Supervisory Board Members” resolved by the Board of Directors with the consent of all Audit and Supervisory Board Members, in order to clarify the standards for ensuring independence of Independent Directors/Audit and Supervisory Board Members of the Company, taking into consideration Japan’s Corporate Governance Code (Principle 4.9) and the independence criteria set by securities exchanges in Japan.

Independence Standards for

Independent Directors/Audit and Supervisory Board Members

Canon Inc. deems that a person who satisfies the requirements for Outside Directors/Audit and Supervisory Board Members prescribed by the Corporation Law of Japan, and meets the independence criteria set by securities exchanges in Japan, and does not fall into any of the items below, is an “Independent Director/Audit and Supervisory Board Member” (a person who is independent from the management of Canon Inc. and unlikely to have conflicts of interest with general shareholders).

1.

A person/organization for which Canon Group (Canon Inc. and its subsidiaries; hereinafter the same) is a major client, or a major client of Canon Group, or an executing person of such organization or client

2.	A major lender to Canon Group, or an executing person of such lender
3.	A large shareholder of Canon Inc., or an executing person of such shareholder
4.	A person/organization receiving large amounts of contributions from Canon Group, or an executing person of such organization
5.

A consultant, accounting professional or legal professional who has received a large amount of money or other properties from Canon Group, other than as compensation for being a director/Audit and Supervisory Board Member (if the recipient is a corporation, partnership or any other organization, this item applies to any person belonging to said organization.)

6.

A certified public accountant belonging to the audit firm engaged to conduct the statutory audit of Canon Group (including any such accountant to whom this item has applied in the last 3 business years)

7.	An executing person of another company in cases where an executing person of Canon Group is an outside director/Audit and Supervisory Board Member of such other company
8.

An immediate family member (spouse and a relative within the second degree of kinship) of any of the persons listed in each of items 1 to 7; provided, however that the persons to whom this is applicable shall be limited to key executing persons such as directors, executive officers of companies and partners of advisory firms

(Notes)

*

In item 1, “major” means in cases where the total amount (for any business year during the last 3 business years) of transactions between Canon Group and such client exceeds 1% of the consolidated sales of Canon Group or such client.

*	In item 2, “major” means in cases where the debt outstanding exceeds 1% of the consolidated total assets of Canon Inc. for any business year during the last 3 business years.
*	In item 3, “a large shareholder” means a shareholder who directly or indirectly holds 5% or more of the total voting rights of Canon Inc.
*

In item 4, “a large amount” means in cases where the total amount of contributions exceeds JPY 12 million (in cases where the recipient is an individual) or 1% of the annual gross income of such recipient (in cases where the recipient is an organization), for any business year during the last 3 business years of Canon Inc.

*

In items 1 to 4 and 7, an “executing person” means an executive director, executive officer and employee including manager (in items 1 to 4, including a person to whom this item has applied in any business year during the last 3 business years).

*

In item 5, “a large amount” means in cases where the total amount of money or other properties received by said consultant, etc., exceeds JPY 12 million (in cases where the recipient is a person) or 1% of the annual gross sales of such consultant, etc. (in cases where the recipient is an organization), for any business year during the last 3 business years of Canon Inc.

Item No.4: Election of Accounting Auditor

The term of office of Ernst & Young ShinNihon LLC, the Company’s Accounting Auditor, will expire and it will discontinue serving in this role at the end of this Meeting. Accordingly, based on determination by the Audit & Supervisory Board, we propose the election of Deloitte Touche Tohmatsu LLC as the new Accounting Auditor.

Since 2016, the Audit & Supervisory Board has been comparing and evaluating multiple audit firms given the notion that audit firm rotation systems are being adopted in countries overseas with the aim of ensuring audit firm independence. Moreover, it has determined to receive proposals from multiple audit firms periodically.

As a result, taking into account the duration of audits performed by the current Accounting Auditor, we deem that Deloitte Touche Tohmatsu LLC is suitable as a candidate, particularly given that the firm is capable of conducting audits incorporating new viewpoints by substituting the Accounting Auditor, as well as other perspectives including independence, expertise, quality control systems, and a global audit structure.

The name of the Accounting Auditor candidate, its main office and location, history and other details are as follows:

(As of Dec. 31, 2019)

Name	Deloitte Touche Tohmatsu LLC
Main office and its location	Marunouchi Nijubashi Building 2-3, Marunouchi 3-chome, Chiyoda-ku, Tokyo
History	May 1968	Establishment of Tohmatsu Awoki & Co.
	May 1975	Joined Touche Ross International (TRI) (currently Deloitte Touche Tohmatsu Limited (DTTL)) alliance
	Feb. 1990	Name changed to Tohmatsu & Co.
	Jul. 2009	Converted to a limited liability company and changed name to Deloitte Touche Tohmatsu LLC
Outline	Contributed Capital	1,041 million yen
	Partners (Certified Public Accountants)	528 persons
	Specified partners	52 persons
Staff
	Certified Public Accountants	2,759 persons
	Successful applicants of the CPA examination (including junior Certified Public Accountants)	1,078 persons
	Other professional staff	2,188 persons
	Administrative staff	175 persons
	Total	6,780 persons
	Number of audit clients	3,306 companies (As of May 31, 2019)
Note:

The Company’s Outside Audit & Supervisory Board Member Mr. Hiroshi Yoshida previously belonged to Deloitte Touche Tohmatsu LLC (resigned in March 2017). As such, he stated that he would not take part in the Audit & Supervisory Board’s resolution regarding the determination of the content of this item, and abstained.

Item No.5: Grant of Bonus to Directors

It is proposed that bonus be granted to the four Directors excluding Outside Directors as of the end of this term, which totals 53,500,000 yen as performance-linked remuneration based on “consolidated income before income taxes” as an indicator.

(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law)

BUSINESS REPORT (From January 1, 2019 to December 31, 2019)

1. Current Conditions of the Canon Group

(1) Business Progress and Results

General Business Conditions

The world economy during the 119th Business Term (from January 1, 2019 to December 31, 2019) generally experienced an increasing slowdown in growth. Although the U.S. economy remained on a path of moderate recovery, the effect of the U.S.-China trade friction caused the Chinese economy to slow down. The pace of economic recovery also became sluggish in Europe and Japan. As for exchange rates, the yen-U.S. dollar rate remained at about the same level as in the previous term, the yen, however, appreciated against the euro compared with the previous term.

In such an environment, under the five-year management plan, Phase V (2016-2020) of our “Excellent Global Corporation Plan,” the Canon Group worked to expand and strengthen our four new businesses of commercial printing, network cameras, medical systems, and industrial equipment, which are expected to grow into pillars of future Canon, while reinforcing existing businesses, aiming to accelerate the grand strategic transformation.

Turning to the overview of each business unit, in the Office Business Unit, unit sales of office multifunction devices (MFDs) were flat compared with the previous term as a result of the combined effect of a decrease in monochrome machines and a growth in color machines. On the other hand, laser printer sales stagnated and the sales of consumable supplies were also weak.

Four New Businesses
Commercial Printing	Network Cameras

Continuous feed presses for the growing graphic arts market	Network cameras that meet safety and security needs

In the Imaging System Business Unit, digital cameras were forced to record a significant decrease in sales as the market continued to shrink. Inkjet printers also continued to face market shrinkage particularly in the consumer product segment and recorded a decrease in sales. The Medical System Business Unit achieved an increase in sales from the previous term as the domestic demand for diagnostic imaging systems such as computed tomography (CT) systems was firm, and sales were also strong in overseas markets, particularly in developed countries. In the Industry and Others Business Unit, as customers continues to adjust the level of their capital investment, sales of semiconductor lithography equipment and Organic LED (OLED) panel manufacturing equipment decreased significantly from the previous term. Meanwhile, sales of network cameras, whose market is expanding, increased steadily partly due to the increasing diversification of their use.

As a result of the above, consolidated net sales for this term was 3,593.3 billion yen (down 9.1% from the previous term). Consolidated income before income taxes was 195.7 billion yen (down 46.1% from the previous term). Consolidated net income attributable to Canon Inc. was 125.1 billion yen (down 50.5% from the previous term).

Medical	Industrial Equipment

MRI system that realizes shorter exam time	OLED panel manufacturing equipment, for which growth in demand is expected

Highlights of Results

•

During this term, the world economy continued to slow down on the back of, among others, prolonged U.S.-China trade friction. In such an environment, despite our efforts in each business unit to promote the sales focusing on new products, consolidated net sales decreased by 9.1% from the previous term due to the harsh external environment.

•

Despite the ongoing group-wide cost reduction and expense reduction initiatives aimed to improve profitability, consolidated net income attributable to Canon Inc. decreased by 50.5% from the previous term.

Notes:	1.

Some business that had been disclosed as being included in the Imaging System Business Unit in previous business reports are presented in the Industry and Others Business Unit in this Business Report. The same restatement has been applied in relation to the previous terms.

	2.	The totals do not amount to 100% because the consolidated sales of each business unit include the sales relating to intersegment transactions.

Business Conditions by Operations

Office Business Unit

In the office MFDs area, sales of color machines were strong, which received favorable market responses to the new products of the next-generation imageRUNNER ADVANCE Gen3 3rd Edition series with significantly enhanced security, although sales of monochrome machines decreased. As a result, unit sales were flat compared with the previous term.

Concerning large-size multifunction devices for commercial printing, unit sales increased, driven by new products such as the imagePRESS C910 series. However, large-size printing devices such as high-speed sheet-fed inkjet press struggled.

Sales of laser multifunction printers (MFPs) and laser printers were relatively firm in the medium- to high-speed printer segment, but decreased in the low-speed printer segment mainly due to the effect of the economic slowdown in China. As a result, overall sales decreased from the previous term. Sales of consumables also decreased.

As a result of the above, on a consolidated basis, sales for this business unit decreased by 5.8% to 1,702.6 billion yen in comparison to the previous term.

Imaging System Business Unit

In interchangeable-lens digital cameras, we launched two models of DSLR cameras. In addition, we strove to increase our share in mirrorless cameras, the demand for which is relatively firm, by launching four new models of cameras and six new models of lenses, including the expansion of the EOS R system lineup. However, as the market shrunk further, interchangeable-lens digital cameras were forced to record a significant decrease in sales.

As for inkjet printers, although we worked to enhance the product lineup focusing on models with refillable ink tanks, unit sales decreased from the previous term due to the significant effect of the shrinkage of the consumer market.

As a result of the above, on a consolidated basis, sales for this business unit decreased by 16.8% to 807.4 billion yen in comparison to the previous term.

Medical System Business Unit

In the Japanese market, sales of computed tomography (CT) systems such as Aquilion Start, which enables 3D imaging from any angle, were solid. Sales of diagnostic X-ray systems and diagnostic ultrasound systems also increased, supported by the last minute surge in demand before the consumption tax hike. In the overseas market, the Aquilion ONE/GENESIS Edition CT system, which is powered by the dual energy technology to use two X-rays with different intensity for imaging, received favorable market responses. We also enhanced the product lineup to include CT systems and magnetic resonance imaging (MRI) systems equipped with AiCE (Advanced intelligent Clear-IQ Engine), which provides high quality images with a low dose using deep learning techniques. However, the full-year growth in sales was dragged down by the sluggish demand for capital investment by medical institutions in Europe during the first quarter.

As a result of the above, on a consolidated basis, sales for this business unit increased by 0.2% to 438.5 billion yen in comparison to the previous term.

Industry and Others Business Unit

In the semiconductor lithography equipment segment, sales of sensor-related equipment were firm as it responds to the diversification of semiconductor demand arising from, among others, the evolution of IoT. However, unit sales of memory-related lithography equipment decreased due to the effect of weaker capital investment by customers on the back of U.S.-China trade friction and falling memory prices.

As for OLED panel manufacturing equipment and FPD lithography equipment for small- and medium-size displays, although unit sales decreased partly because capital investment for high-resolution panels for mobile devices, which had been active, has reached an adjustment phase, unit sales of FPD lithography equipment for large-size displays increased on the back of the increase in demand in the high-definition television market.

Sales of network cameras increased steadily as their market continued to expand in response to the increased diversification of their use, including marketing support through video analytics and productivity improvement in manufacturing sites.

As a result of the above, on a consolidated basis, sales for this business unit decreased by 12.5% to 737.9 billion yen in comparison to the previous term.

(2) Facilities Investment

The investment in facilities by the Canon Group during this term totaled 178.1 billion yen (70.0 billion yen by the Company), which are mainly as follows:

Main facilities completed during this term

Miyazaki Canon Inc.:	Oita Canon Inc.:
New Production Base	New Production Base of Oita Plant
(Imaging System Business Unit)	(Imaging System Business Unit)
Location: Koyu-gun, Miyazaki Pref., Japan	Location: Oita-shi, Oita Pref., Japan
Date of Completion: April, 2019	Date of Completion: November, 2019
*To be leased to Miyazaki Canon Inc. by the Company	*To be leased to Oita Canon Inc. by the Company

Main facilities under construction for establishment / expansion as of the end of this term

Canon Inc.:
New Bando Logistics Center
(Headquarters Operations)
Location: Bando-shi, Ibaraki Pref., Japan

(3) Business Challenges and Countermeasures

Under the five-year management plan, Phase V of our “Excellent Global Corporation Plan,” which started in 2016, the Canon Group has been working on the transformation of its business portfolio, upholding the slogan of “Embracing the challenge of new growth through a grand strategic transformation.”

In the 120th Business Term, while securing and maintaining a high market share by investing into new competitive products in our existing businesses in a timely manner, and securing a high profit margin, even amid market shrinkage, we will endeavor to accelerate the great strategic transformation by implementing the following priority measures in our new businesses to realize their early expansion in terms of both sales and profit.

1. Commercial printing and industrial printing

Taking advantage of the trend that drives the transition from offset printing to digital printing, we will continue to expand and strengthen the business through the enhancement of our product portfolio and service structure. We will also push forward with product development targeting the areas of package printing and label printing, which are expected to grow going forward, based on our original technologies.

2. Network cameras

By bringing together all our group strengths, we will endeavor to expand and strengthen our solution business through the integrations of cameras, video management software, and video analysis software.

3. Medical systems

In the diagnostic imaging systems segment, which is our core business field, we will endeavor to strengthen the sales capability in overse as markets, particularly in the U.S. We will also aim to expand into business fields with high growth potential, such as healthcare IT and bioscience.

4. Industrial equipment

We have an overwhelming share in the market of OLED panel manufacturing equipment for smartphones and will aim to increase its competitiveness further and apply it to the segment of large-size displays for televisions.

(4) Status of Assets and Earnings

	115th Business Term (Jan. 1, 2015-Dec. 31, 2015)	116th Business Term (Jan. 1, 2016-Dec. 31, 2016)	117th Business Term (Jan. 1, 2017-Dec. 31, 2017)	118th Business Term (Jan. 1, 2018-Dec. 31, 2018)	119th Business Term (Jan. 1, 2019-Dec. 31, 2019)
Net Sales (100 millions of yen)	38,003	34,015	40,800	39,519	35,933
Income before Income Taxes (100 millions of yen)	3,474	2,447	3,539	3,629	1,957
Net Income Attributable to Canon Inc. (100 millions of yen)	2,202	1,507	2,419	2,528	1,251
Basic Net Income Attributable to Canon Inc. Shareholders Per Share (yen)	201.65	137.95	222.88	234.09	116.93
Total Assets (100 millions of yen)	44,278	51,385	51,983	48,995	47,684
Total Canon Inc. Shareholders’ Equity (100 millions of yen)	29,664	27,831	28,706	28,276	26,926

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	Basic net income attributable to Canon Inc. shareholders per share is calculated based on the weighted average number of outstanding shares during the term.

23

(5) Main Activities

Canon Group is engaged in the development, manufacture and sales of the following products.

Operations	Main Products
Office Business Unit	Office Multifunction Devices (MFDs), Laser Multifunction Printers (MFPs), Laser Printers, Digital Continuous Feed Presses, Digital Sheet-Fed Presses, Wide-Format Printers, Document Solutions
Imaging System Business Unit

Interchangeable-Lens Digital Cameras, Digital Compact Cameras, Interchangeable Lenses, Compact Photo Printers, Inkjet Printers, Large Format Inkjet Printers, Commercial Photo Printers, Image Scanners, Calculators

Medical System Business Unit

Digital Radiography Systems, Diagnostic X-ray Systems, Computed Tomography (CT) Systems, Magnetic Resonance Imaging (MRI) Systems, Diagnostic Ultrasound Systems, Clinical Chemistry Analyzers, Ophthalmic Equipment

Industry and Others Business Unit

Semiconductor Lithography Equipment, FPD (Flat Panel Display) Lithography Equipment, Vacuum Thin-Film Deposition Equipment, Organic LED (OLED) Panel Manufacturing Equipment, Die Bonders, Network Cameras, Digital Camcorders, Digital Cinema Cameras, Multimedia Projectors, Broadcast Equipment, Micromotors, Handy Terminals, Document Scanners

(6) Employees

Consolidated		(Breakdown by Operation)

Number of Employees		Office Business Unit	Imaging System Business Unit	Medical System Business Unit	Industry and Others Business Unit	Corporate
187,041 persons	(Decrease of 8,015 persons from the previous term)
		91,664 persons	48,341 persons	12,212 persons	26,607 persons	8,217 persons

Non-Consolidated

Number of Employees
25,740 persons	(Decrease of 151 persons from the previous term)
(7) Major Lenders
Lenders	Funds Borrowed
Mizuho Bank, Ltd.	212.4 billion yen
MUFG Bank, Ltd.	141.6 billion yen

(8) Principal Subsidiaries

Subsidiaries

Company Name	Capital Stock	Ratio of Voting Rights of the Company (%)	Main Activities
Canon Marketing Japan Inc.	73,303 millions of yen	58.5	Domestic sale of business machines, cameras, etc.
Canon Electronics Inc.	4,969 millions of yen	55.3	Manufacture and sale of information related equipment and precision machinery units for cameras
Oita Canon Inc.	80 millions of yen	100.0	Manufacture of cameras
Canon U.S.A., Inc.	204,355 thousands of U.S.$	100.0	Sale of business machines, cameras, etc. in the Americas
Canon Europa N.V.	360,021 thousands of Euro	100.0	Sale of business machines, cameras, etc. in Europe
Canon Singapore Pte. Ltd.	7,000 thousands of Singapore $	100.0	Sale of business machines, cameras, etc. in Southeast Asia
Canon Vietnam Co., Ltd.	94,000 thousands of U.S.$	100.0	Manufacture of inkjet printers and laser printers
Canon Medical Systems Corporation	20,700 millions of yen	100.0	Development, manufacture, and sale of medical equipment
Canon Medical Systems USA, Inc.	262,250 thousands of U.S.$	100.0	Sale of medical equipment in the Americas

Notes:	1.	The ratio of the Company’s voting rights in Canon Marketing Japan Inc. is calculated together with the number of voting rights held by subsidiaries of the Company.
		Furthermore, the ratios of the Company’s voting rights in Canon Europa N.V. and Canon Medical Systems USA, Inc. are made up of the number of voting rights held by subsidiaries of the Company.
	2.	The status of the specified wholly-owned subsidiary as of the end of this term was as follows:
		Name of specified wholly-owned subsidiary: Canon Medical Systems Corporation
		Address of specified wholly-owned subsidiary: 1385 Shimoishigami, Otawara-shi, Tochigi Pref., JAPAN
		Book value of shares of specified wholly-owned subsidiary at the Company and its wholly-owned subsidiaries: 659,118 million yen
		Amount of total assets of the Company: 2,928,307 million yen

Consolidated Status

The number of consolidated subsidiaries was 361, and the number of affiliated companies accounted for by the equity method was 8 as of the end of this term.

(9) Canon Group Global Network

Major Domestic Bases
Canon Inc.	R&D, Manufacturing and Marketing	Manufacturing
Headquarters [Tokyo]	Canon Electronics Inc. [Saitama Pref.]	Oita Canon Inc. [Oita Pref.]
Yako Office [Kanagawa Pref.]	Canon Finetech Nisca Inc. [Saitama Pref.]	Nagasaki Canon Inc. [Nagasaki Pref.]
Kawasaki Office [Kanagawa Pref.]	Canon Precision Inc. [Aomori Pref.]	Canon Chemicals Inc. [Ibaraki Pref.]
Tamagawa Office [Kanagawa Pref.]	Canon Components, Inc. [Saitama Pref.]	Oita Canon Materials Inc. [Oita Pref.]
Kosugi Office [Kanagawa Pref.]	Canon ANELVA Corporation [Kanagawa Pref.]	Fukushima Canon Inc. [Fukushima Pref.]
Hiratsuka Plant [Kanagawa Pref.]	Canon Machinery Inc. [Shiga Pref.]	Nagahama Canon Inc. [Shiga Pref.]
Ayase Plant [Kanagawa Pref.] Fuji-Susono Research Park [Shizuoka Pref.] Utsunomiya Office [Tochigi Pref.] Toride Plant [Ibaraki Pref.] Ami Plant [Ibaraki Pref.] Oita Plant [Oita Pref.]	Canon Tokki Corporation [Niigata Pref.]	Miyazaki Canon Inc. [Miyazaki Pref.]
	Canon Medical Systems Corporation [Tochigi Pref.]	Marketing
Canon Marketing Japan Inc. [Tokyo]
Canon System & Support Inc. [Tokyo]
R&D
Canon IT Solutions Inc. [Tokyo]

25

Major Overseas Bases

Americas

Marketing

Canon U.S.A., Inc. [U.S.A.]

Canon Solutions America, Inc. [U.S.A.]

Canon Canada Inc. [Canada]

Canon Mexicana, S.de R.L. de C.V. [Mexico]

Canon do Brasil Indústria e Comércio Limitada [Brazil]

Canon Medical Systems USA, Inc. [U.S.A.]

Manufacturing

Canon Virginia, Inc. [U.S.A.]

R&D

Canon Nanotechnologies, Inc. [U.S.A.]

Europe, Middle East, Africa

Marketing

Canon Europa N.V. [Netherlands]

Canon Europe Ltd. [U.K.]

Canon (UK) Ltd. [U.K.]

Canon France S.A.S. [France]

Canon Deutschland GmbH [Germany]

Canon Ru LLC [Russia]

Canon Middle East FZ-LLC [U.A.E.]

Canon South Africa (Pty) Ltd. [South Africa]

Manufacturing

Canon Bretagne S.A.S. [France]

R&D

Canon Research Centre France S.A.S. [France]

R&D, Manufacturing and Marketing

Océ Holding B.V. [Netherlands]

Axis AB [Sweden]

Asia, Oceania

Marketing

Canon (China) Co., Ltd. [China]

Canon Hongkong Co., Ltd. [Hong Kong]

Canon Korea Consumer Imaging Inc. [South Korea]

Canon Singapore Pte. Ltd. [Singapore]

Canon India Pvt. Ltd. [India]

Canon Australia Pty. Ltd. [Australia]

Manufacturing

Canon Dalian Business Machines, Inc. [China]

Canon Zhuhai, Inc. [China]

Canon Zhongshan Business Machines Co., Ltd. [China]

Canon (Suzhou) Inc. [China]

Canon Inc., Taiwan [Taiwan]

Canon Hi-Tech (Thailand) Ltd. [Thailand]

Canon Vietnam Co., Ltd. [Vietnam]

Canon Opto (Malaysia) Sdn.Bhd. [Malaysia]

Note: As of January 1, 2020, the corporate name of Océ Holding B.V. was changed to Canon Production Printing Holding B.V.

2. Shares of the Company

Number of Shares Issuable	3,000,000,000 shares

Issued Shares, Capital Stock, Number of Shareholders

	As of the end of the Previous Term	Change during This Term	As of the end of This Term

Issued Shares (share)	1,333,763,464	0	1,333,763,464

Capital Stock (yen)	174,761,797,475	0	174,761,797,475

Number of Shareholders (person)	403,302	Increase of 17,753	421,055

Shareholding Ratio by Category

Major Shareholders (Top ten shareholders)

Name of Shareholders	Number of Shares Held (thousands of shares)	Shareholding Ratio (%)

The Master Trust Bank of Japan, Ltd. (Trust Account)	94,742	8.9

Japan Trustee Services Bank, Ltd. (Trust Account)	43,357	4.1

Barclays Securities Japan Limited	26,429	2.5

The Dai-ichi Life Insurance Company, Limited	24,320	2.3

Mizuho Bank, Ltd.	22,558	2.1

Japan Trustee Services Bank, Ltd. (Trust Account 5)	21,834	2.1

State Street Bank West Client - Treaty 505234	20,815	2.0

SMBC Nikko Securities Inc.	17,697	1.7

OBAYASHI CORPORATION	16,527	1.6

JP Morgan Chase Bank 385151	16,295	1.5

Notes:	1.	Shareholding ratio is calculated by deducting the number of treasury shares (269,928 thousand shares) from total shares issued.
	2.

With respect to The Dai-ichi Life Insurance Company, Limited, in addition to the above, there are 6,180 thousand shares of the Company’s stock included in trust property relating to retirement benefit trust.

	3.	With respect to Mizuho Bank, Ltd., in addition to the above, there are 9,057 thousand shares of the Company’s stock included in trust property relating to retirement benefit trust.

27

3. Directors and Audit & Supervisory Board Members

(1) Directors and Audit & Supervisory Board Members

Position	Name	Business in Charge or Important Concurrent Posts
Chairman	Fujio Mitarai	CEO Audit & Supervisory Board Member of The Yomiuri Shimbun Holdings
President	Masaya Maeda	COO
Executive Vice President	Toshizo Tanaka	CFO Group Executive of Finance & Accounting Headquarters, Group Executive of Public Affairs Headquarters, Group Executive of Facilities Management Headquarters
Executive Vice President	Toshio Homma	CTO & In charge of Office Business Chief Executive of Office Imaging Products Operations
Director	Kunitaro Saida	Attorney, Director of Sumitomo Osaka Cement Co., Ltd., Director of HEIWA REAL ESTATE CO., LTD.
Director	Haruhiko Kato	Audit & Supervisory Board Member of Toyota Motor Corporation
Audit & Supervisory Board Member	Masaaki Nakamura
Audit & Supervisory Board Member	Hiroaki Sato*
Audit & Supervisory Board Member	Yutaka Tanaka*	Attorney, Director of Laws & Ordinances Compliance Investigation Office, Financial Services Agency of Japan
Audit & Supervisory Board Member	Hiroshi Yoshida	Certified Public Accountant
Audit & Supervisory Board Member	Koichi Kashimoto

Notes:	1.	Audit & Supervisory Board Members with “*” were newly elected at the Ordinary General Meeting of Shareholders for the 118th Business Term held on March 28, 2019, and assumed their office.
	2.	Directors Mr. Kunitaro Saida and Mr. Haruhiko Kato are Outside Directors defined by Item 15, Article 2 of the Corporation Law of Japan. Also, the Company has notified the above Outside Directors as independent directors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange.
	3.	Audit & Supervisory Board Members Mr. Yutaka Tanaka, Mr. Hiroshi Yoshida and Mr. Koichi Kashimoto are Outside Audit & Supervisory Board Members defined by Item 16, Article 2 of the Corporation Law of Japan. Also, the Company has notified the above Outside Audit & Supervisory Board Members as independent auditors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange.
	4.	Audit & Supervisory Board Member Mr. Hiroshi Yoshida is qualified as a Certified Public Accountant and has a wealth of expertise in finance and accounting.
Additional Note for English Translation: Mr. Fujio Mitarai, Mr. Masaya Maeda, Mr. Toshizo Tanaka and Mr. Toshio Homma are Representative Directors.

(2) Remuneration and Other Amounts to Directors and Audit & Supervisory Board Members

Category of Position	Number of Directors and Audit & Supervisory Board Members (persons)	Remuneration and Other Amounts by Classification (millions of yen)			Remuneration and Other Amounts (millions of yen)
		Basic Remuneration	Bonus	Stock-Type Compensation Stock Options
Directors	7	764	54	115	933
of which, Outside Directors	2	48	–	–	48
Audit & Supervisory Board Members	7	105	–	–	105
of which, Outside Audit & Supervisory Board Members	4	58	–	–	58

Notes:	1.	The above numbers of Directors and Audit & Supervisory Board Members include one Director and two Audit & Supervisory Board Members (one of those two is an Outside Audit & Supervisory Board Member) who have retired at the conclusion of the Ordinary General Meeting of Shareholders for the 118th Business Term held on March 28, 2019.
	2.	“Bonus” represents the accrued director’s bonuses for this term.
	3.	In the column Stock-Type Compensation Stock Options, expenses for this term are presented.

(3) Outside Directors and Outside Audit & Supervisory Board Members

Relation Between Important Organization of Concurrent Posts and the Company

Name	Organization of Concurrent Post	Concurrent Post	Relation with the Company
Kunitaro Saida	Sumitomo Osaka Cement Co., Ltd.	Outside Director	No special relation
	HEIWA REAL ESTATE CO., LTD.	Outside Director	No special relation
Haruhiko Kato	Toyota Motor Corporation	Audit & Supervisory Board Member	No special relation
Yutaka Tanaka	Financial Services Agency of Japan	Director of Laws & Ordinances Compliance Investigation Office	No special relation

Principal Activities

Name	Principal Activities
Kunitaro Saida, Outside Director	Attended all 8 of Board of Directors meetings held during this term, and provided input based on his experience and insight in the legal profession when necessary.
Haruhiko Kato, Outside Director	Attended all 8 of Board of Directors meetings held during this term, and provided input based on his experience and insight in public finance, etc. when necessary.
Yutaka Tanaka, Outside Audit & Supervisory Board Member

Attended all 5 of Board of Directors meetings and all 19 of Audit & Supervisory Board meetings held during this term subsequent to his assumption of office in March 2019, and provided input based on his experience and insight as a legal expert when necessary.

Hiroshi Yoshida, Outside Audit & Supervisory Board Member

Attended all 8 of Board of Directors meetings and all 25 of Audit & Supervisory Board meetings held during this term, and provided input based on his experience and insight as a Certified Public Accountant when necessary.

Koichi Kashimoto, Outside Audit & Supervisory Board Member	Attended all 8 of Board of Directors meetings and all 25 of Audit & Supervisory Board meetings held during this term, and provided input based on his insight in business management when necessary.

Outline of Contracts for Limitation of Liability

Pursuant to the provision of Paragraph 1, Article 427 of the Corporation Law, the Company has entered into a contract with Outside Directors and Outside Audit & Supervisory Board Members which sets forth the limitation on their damage compensation liabilities resulting from negligence of the Director’s or Audit & Supervisory Board Member’s duty. The amount of the limitation on the damage compensation liabilities under the said contract shall be the amount provided by laws or ordinances.

29

4. Accounting Auditor

(1) Name of Accounting Auditor

Ernst & Young ShinNihon LLC

(2) Remuneration and Other Amounts to Accounting Auditor for This Term

Amount
(i)	Remuneration and other amounts payable by the Company for the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act	617 million yen
(ii)	Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	1,134 million yen

Notes:	1.

In the audit agreement between the Company and the Accounting Auditor, remuneration amounts are determined on a lump-sum without breakdown into a separate remuneration amount for auditing in accordance with the Corporation Law and in accordance with the Financial Instruments and Exchange Law. Accordingly, the amounts shown in (i) above represent total amounts of remuneration and other amounts for both of these auditing services.

	2.	The Company pays remuneration to the Accounting Auditor for their advisory services in addition to the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act.
	3.

Among the Company’s principal subsidiaries, Canon U.S.A., Inc., Canon Singapore Pte. Ltd. and Canon Medical Systems USA, Inc. are audited by Ernst & Young LLP in their respective countries, Canon Europa N.V. is audited by Ernst & Young Accountants LLP, and Canon Vietnam Co., Ltd. is audited by Ernst & Young Vietnam Limited.

	4.

Reason that the Audit & Supervisory Board reached an agreement regarding the remuneration to Accounting Auditor:

The Audit & Supervisory Board has received necessary documents and reports from related internal divisions and the Accounting Auditor with regard to procedures for prior approval for audit and non-audit work in accordance with the Sarbanes-Oxley Act of 2002, Article 202, in addition to confirming that the estimated remuneration is appropriate for the term by confirming the audit plan for the previous term and its implementation status, and seeking explanations as necessary. As a result, the Audit & Supervisory Board reached an agreement regarding the remuneration to Accounting Auditor, upon judging it to be a rational level for maintaining and improving audit quality.

(3) Policy Regarding Decision to Either Dismiss or Not Reappoint Accounting Auditor

The Audit & Supervisory Board, by unanimous agreement, as needed, will dismiss the Accounting Auditor when confirmed that the Accounting Auditor falls under any Item of Paragraph 1, Article 340 of the Corporation Law.

In addition to the above, should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that the Accounting Auditor will be able to properly perform an audit, the Audit & Supervisory Board will decide the contents of the item to be proposed at a General Meeting of Shareholders regarding the dismissal or refusal of reappointment of the Accounting Auditor.

5. Systems Necessary to Ensure the Properness of Operations

The content of the resolution of the Board of Directors regarding the systems necessary to ensure the properness of the Company’s operations (basic policy) as well as the outline of activities for the aforementioned systems, are as follows:

Basic Policy Regarding Systems Necessary to Ensure the Properness of Operations (the “Internal Control System”)

Content of Basic Policy Resolution

To ensure the properness of operations and to work for continuous improvement in corporate value, Canon Inc. (the “Company”) and the enterprises consisting of the Company and its subsidiaries (the “Canon Group”), shall foster a sound corporate culture based on the Spirit of “Three Selfs” (Self-motivation, Self-management, and Self-awareness) – guiding principles dating back to the founding of the Company. The Canon Group shall also work to foster a law-abiding awareness through the “Canon Group Code of Conduct.” Furthermore, the Canon Group shall firmly strive to ensure management transparency through clearly defined approval processes and authorities of the CEO and Chief/Group Executives of the Company as well as executive officers of each subsidiary of the Company.

1.	System for Compliance (Item 6, Paragraph 4, Article 362 of the Corporation Law, and Item 4, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution
(1).

The Board of Directors, in accordance with regulations prescribed by the Board of Directors (the “Regulations of the Board of Directors”), shall make decisions on important Canon Group managerial matters after careful deliberation. Additionally, the Board of Directors shall have representative directors, executive directors and executive officers (collectively the “Officers”) give reports regarding their execution of duties.

(2).

The Board of Directors shall thoroughly instill compliance awareness through training and other programs geared towards new employees, managers, and newly-appointed board members and executive officers, utilizing the “Canon Group Code of Conduct,” prescribed by the Board of Directors as a standard to be adhered to in the execution of duties.

(3).

As a part of the Company’s risk management system, the Company shall put in place business procedures/checking systems that prevent violation of laws and regulations and the Company’s articles of incorporation in the course of daily business. It shall also maintain a compliance education system.

(4).

The internal audit division of the Company, which has the authority to audit the execution of duties by Officers and employees, shall also conduct audits regarding the status of compliance with laws and regulations and the Company’s articles of incorporation.

(5).

If an act that violates laws and regulations, or the Company’s articles of incorporation is discovered in the Canon Group, employees have the ability to anonymously report such fact to any director or officer, including outside directors and outside Audit & Supervisory Board Members by means of a whistleblowing system. Additionally, the Company shall prohibit any disadvantageous treatment of any whistleblower.

Outline of Activities
(1).

During the current business term, 8 Board of Directors meetings were held. At these meetings, in addition to deliberating and deciding on important matters, the Board of Directors received reports from Officers in charge of major divisions concerning the execution of business.

(2).

In addition to implementing compliance training that follows the Canon Group Code of Conduct, the Company established “Compliance Week,” an event held once every six months to provide an opportunity for discussion on familiar risks of law-and-regulation violations by each respective workplace.

		(3).	The activity is described in (1), Outline of Activities, 2 below.
(4).

Supported by about 80 personnel, the internal audit division conducts audits of each division and subsidiary including in its scope of inquiry not only compliance but also the usefulness and efficiency of operations and matters concerning information security. The results of these audits are then reported to the CEO and the Audit & Supervisory Board, and when necessary, proposals for improvement are given.

(5).

The rules on use of the whistleblowing system, including the explicit prohibition of the disadvantageous treatment of whistleblowers, are disseminated via the intranets of the Company, along with information on the contact counter for reporting internal problems. In the current business term, there were no whistleblower reports relating to serious violations of laws and regulations, or the like.

31

2.	System for Risk Management (Item 2, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution
(1).

The Company established the Risk Management Committee in accordance with the “Regulations of Risk Management” prescribed by the Board of Directors. This Committee shall develop various measures with regard to improving the risk management system. These measures include the system for grasping any significant risks (violation of laws and regulations, inappropriate financial reporting, quality issues, work-related injuries, disasters etc.) that the Canon Group may face in the course of business. Additionally, in accordance with any action plan that is approved by the Board of Directors, this Committee shall evaluate the status of improvement and implementation of the risk management system and report its findings to the CEO and the Board of Directors.

(2).

The Company established the Corporate Strategy Committee in accordance with the “Regulations of the Corporate Strategy Committee” prescribed by the Board of Directors. Even if the authority to decide certain items is delegated from the Board of the Directors to the CEO, the Committee shall carefully deliberate those items in cases that are considered particularly important.

Outline of Activities
(1).

Established under the Risk Management Committee are the following three subcommittees: the Financial Risk Management Subcommittee, which is in charge of improving systems to ensure the reliability of financial reporting, the Compliance Subcommittee, which is in charge of improving systems to ensure compliance of corporate ethics and major laws and regulations, and the Business Risk Management Subcommittee, which is in charge of improving systems to manage quality risks, information leakage risks and other significant business risks. These subcommittees carried out evaluation based on their respective roles of the status of improvement and implementation of Canon Group’s risk management system in accordance with Canon Group Basic Policy on the Development of Risk Management System for 2019 stipulated by the Board of Directors. The result of such evaluation did not discover any major flaws in the system and the Risk Management Committee reported this to the CEO and the Board of Directors.

(2).

The Corporate Strategy Committee was held 6 times in the current business term. In addition to the Officers in charge of executing business operations, the Outside Directors and Audit & Supervisory Board Members also attended, as necessary, and provided opinions.

3.	System for Efficient Execution of Duties (Item 3, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution
(1).

Based on regulations regarding the division of duties and administrative authorities prescribed by the Board of Directors, the CEO and other Officers shall execute shared duties under the supervision and direction of the CEO.

(2).

The CEO shall formulate 5-year management goals (the “Excellent Global Corporation Plan”) and 3-year priority measures, contained in mid-term management plans. Based upon these plans, the CEO shall manage operations from a unified group approach.

Outline of Activities
		(1).	The CEO and other Officers execute the duties allocated to them in accordance with the related regulations.
(2).

The CEO decides on a mid-term management plan, which is decided based on close discussions with Officers of the Company and the executive officers of the major subsidiaries in Japan and overseas, and ensures the cohesion of the Group’s corporate management.

4.	System for Group Management (Item 5, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution
The Company strengthens the internal control system of the Canon Group by requiring subsidiaries to follow the respective items:
(a).

to obtain prior approval from the Company or report to the Company important decisions in accordance with the “Regulations of Group Companies Management,” prescribed by the Board of Directors of the Company,

(b).

to grasp significant risks that the subsidiary may face in the course of business and to verify and evaluate the status of improvement and implementation of the risk management system and report their findings to the Company in accordance with the “Regulations of Risk Management,”

		(c).	to design an appropriate organization under the governing law of incorporation and to clearly define approval processes and authorities of executive officers,
(d).

in addition to thoroughly instilling compliance awareness through the Canon Group Code of Conduct, to put in place business procedures/checking systems that prevent violation of laws and regulations and subsidiaries’ articles of incorporation in the course of daily business and prepare a compliance education system as a part of the subsidiary’s risk management system, and

		(e).	to establish a whistleblowing system and prohibit any disadvantageous treatment of any whistleblower.
Outline of Activities
		(a).	The Company received reports from subsidiaries and provided prior approval to subsidiaries in accordance with the “Regulations of Group Companies Management.”
(b).

In order to conduct evaluation of the status of improvement and implementation of the risk management system described in (1), Content of Basic Policy Resolution, 2 above, the subsidiaries being evaluated implemented evaluation of the respective targeted risks.

(c).

Each subsidiary performs, as appropriate, a review of the appropriateness of organizational design, and approval criteria and processes in accordance with the applicable laws and regulations and the nature of business and other factors.

		(d).	In addition to the activities of (1), Outline of Activities, 2 above, each subsidiary conducts training and discussion as necessary and ensures utmost compliance.
		(e).	Each company establishes a whistleblowing system and totally prohibits any disadvantageous treatment of any whistleblower.
5.	System for Storing and Managing Information (Item 1, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution

Information related to the execution of duties of Officers, including meeting minutes of the Board of Directors and settlement documents, shall be maintained and managed by respective divisions in charge of such management in accordance with laws and regulations, the “Regulations of the Board of Directors,” and other related rules. Directors, Audit & Supervisory Board Members, and members of the internal audit division have the ability to inspect this information at anytime.

Outline of Activities

Whenever deemed necessary, Directors, Audit & Supervisory Board Members and members of the internal audit division peruse or obtain copies of meeting minutes of the Board of Directors and the Corporate Strategy Committee, and other records such as settlement documents of the CEO.

33

6.	System for Auditing by Audit & Supervisory Board Members (Paragraph 3, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution
(1).

The Company established and assigns dedicated full-time employees of an appropriate number to the Office of Audit & Supervisory Board Members. The Office of Audit & Supervisory Board Members is established as an independent entity that is outside the control of Officers. Any change in dedicated full-time employee personnel shall require the prior consent of the Audit & Supervisory Board.

(2).

Audit & Supervisory Board Members shall grasp the execution of duties by Officers, attending not only meetings of the Board of Directors, but also other important meetings such as meetings of the Corporate Strategy Committee and Risk Management Committee.

(3).

The administrative divisions of the headquarters, such as human resources, finance & accounting, and legal affairs, shall hold meetings with Audit & Supervisory Board Members and report on the execution of duties in a timely manner. Additionally, if any material breach of laws and regulations occurs, the relevant division shall immediately report this to Audit & Supervisory Board Members.

		(4).	Audit & Supervisory Board Members shall have accounting auditors periodically give reports.
(5).

Audit & Supervisory Board Members shall hold periodic meetings with counterparts of domestic subsidiaries of the Company and work to improve the auditing system from a unified group perspective by sharing information. Additionally, Audit & Supervisory Board Members shall grasp the execution of duties by Officers of subsidiaries, sharing responsibility for the auditing of major subsidiaries in and outside Japan.

		(6).	The Company prohibits any disadvantageous treatment of any person that reports to Audit & Supervisory Board Members. The Company also seeks its subsidiaries to prohibit any disadvantageous treatment.
(7).

The Audit & Supervisory Board shall draw up an annual audit plan and an annual budget covering the audit of the Company and its subsidiaries. And the Company shall secure necessary funds for the annual budget. When an outlay outside the budget is incurred, due to a special audit etc., the expense shall be reimbursed by the Company.

Outline of Activities
(1).

The Company established the Office of Audit & Supervisory Board Members to be independent from the directives and commands of Officers and it assigns dedicated full-time employee(s). If necessary, Audit & Supervisory Board Members may give an order for an investigation to the administrative divisions etc. of the headquarters.

(2).

Audit & Supervisory Board Members, including Outside Audit & Supervisory Board Members, in addition to attending all the Board of Directors meetings, also attend the Corporate Strategy Committee meetings and the Risk Management Committee as necessary.

(3).

The managers in charge of the administrative divisions of the headquarters, in principle meet with full-time Audit & Supervisory Board Members monthly and report the status of execution of duties. In addition, the internal audit division reports the results of audits to the CEO and Audit & Supervisory Board Members.

(4).

Audit & Supervisory Board Members, in addition to periodically receiving reports from the Accounting Auditor on the results of the audit of the business term in accordance with laws and regulations, they also hold hearings with the Accounting Auditor to inquire on the status of audits as necessary.

(5).

Audit & Supervisory Board Members, as necessary, held meetings with audit & supervisory board members of domestic subsidiaries and shared information. In addition, at the time of visiting audits at subsidiaries, Audit & Supervisory Board Members received reports from the Directors of subsidiaries and shared information with audit & supervisory board members of the subsidiaries.

		(6).	In addition to (5), Outline of Activities, 1 above, information is disseminated concerning the prohibition of disadvantageous treatment of any person that reports to Audit & Supervisory Board Members.
		(7).	In the current business term, there were no shortfalls in the budget allocated for the implementation of audits in accordance with the audit plan.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	(Millions of yen)

	As of Dec. 31, 2019	As of Dec. 31, 2018
ASSETS

Current assets:

Cash and cash equivalents	412,814	520,645

Short-term investments	1,767	956

Trade receivables, net	559,836	612,953

Inventories	584,756	611,281

Prepaid expenses and other current assets	286,792	304,346

Total current assets	1,845,965	2,050,181

Noncurrent receivables	17,135	18,230

Investments	48,361	42,556

Property, plant and equipment, net	1,089,671	1,090,992

Operating lease right-of-use assets	114,418	-

Intangible assets, net	347,921	391,021

Goodwill	898,661	908,511

Other assets	406,219	397,974

Total assets	4,768,351	4,899,465

	As of Dec. 31, 2019		As of Dec. 31, 2018
LIABILITIES AND EQUITY

Current liabilities:

Short-term loans and current portion of long-term debt	42,034		38,527

Trade payables	305,312		352,489

Accrued income taxes	18,801		41,264

Accrued expenses	324,891		321,137

Current operating lease liabilities	31,884		-

Other current liabilities	237,576		276,237

Total current liabilities	960,498		1,029,654

Long-term debt, excluding current installments	357,340		361,962

Accrued pension and severance cost	368,507		382,789

Noncurrent operating lease liabilities	83,688		-

Other noncurrent liabilities	106,400		107,147

Total liabilities	1,876,433		1,881,552

Commitments and contingent liabilities

Equity:

Canon Inc. shareholders’ equity:

Common stock	174,762		174,762

[Authorized shares] (share)	[3,000,000,000	]	[3,000,000,000	]

[Issued shares] (share)	[1,333,763,464	]	[1,333,763,464	]

Additional paid-in capital	405,017		404,389

Legal reserve	67,572		67,116

Retained earnings	3,462,182		3,508,908

Accumulated other comprehensive income (loss)	(308,442)		(269,071)

Treasury stock, at cost	(1,108,496)		(1,058,502)

[Treasury shares] (share)	[269,928,993	]	[254,013,641	]

Total Canon Inc. shareholders’ equity	2,692,595		2,827,602

Noncontrolling interests	199,323		190,311
Total equity	2,891,918		3,017,913

Total liabilities and equity	4,768,351		4,899,465

35

Consolidated Statements of Income	(Millions of yen)

	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018

Net sales	3,593,299	3,951,937

Cost of sales	1,983,266	2,116,383

Gross profit	1,610,033	1,835,554

Operating expenses:

Selling, general and administrative expenses	1,136,863	1,176,760

Research and development expenses	298,503	315,842

	1,435,366	1,492,602

Operating profit	174,667	342,952

Other income (deductions):

Interest and dividend income	5,526	6,604

Interest expense	(1,038)	(797)

Other, net	16,585	14,133

	21,073	19,940

Income before income taxes	195,740	362,892

Income taxes	56,223	96,150

Consolidated net income	139,517	266,742

Less: Net income attributable to noncontrolling interests	14,412	13,987

Net income attributable to Canon Inc.	125,105	252,755

Notes to Consolidated Balance Sheet
<Notes to Consolidated Balance Sheet as of December 31, 2019>
1.	Allowance for doubtful receivables:	10,359 million yen
2.	Accumulated depreciation:	2,727,189 million yen
3.	Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, net gains and losses on derivative financial instruments and pension liability adjustments.
4.	There was no collateral asset.
5.	Guarantee obligations for bank loans and others:	2,987 million yen
<Note to Per Share Information as of December 31, 2019>
	Canon Inc. shareholders’ equity per share	2,531.03 yen

Note to Consolidated Statement of Income
<Note to Per Share Information for the year ended December 31, 2019>
Net income attributable to Canon Inc. shareholders per share
	Basic	116.93 yen
	Diluted	116.91 yen

FINANCIAL STATEMENTS

Balance Sheets

	As of Dec. 31, 2019	As of Dec. 31, 2018

ASSETS

Current assets	662,284	789,592

Cash and deposits	64,747	54,600

Notes receivable	1,002	722

Accounts receivable	287,968	394,949

Finished goods	72,131	90,279

Work in process	83,381	78,382

Raw materials and supplies	7,325	7,485

Short-term loans receivable	75,402	89,818

Income taxes receivable	3,628	-

Other current assets	66,700	73,357

Fixed assets	2,266,023	2,207,803

Property, plant and equipment, net	589,986	598,198

Buildings	350,811	350,183

Machinery	45,986	45,628

Vehicles	280	377

Tools and equipment	12,867	14,604

Land	149,363	148,863

Construction in progress	30,679	38,543

Intangible fixed assets	23,853	19,270

Software	15,621	18,727

Goodwill	5,183	-

Other intangibles	3,049	543

Investments and other assets	1,652,184	1,590,335

Investment securities	8,325	5,321

Investments in affiliated companies	1,565,644	1,514,058

Long-term pre-paid expenses	13,304	15,049

Prepaid pension cost	8,241	3,156

Deferred tax assets-noncurrent	49,958	49,853

Guarantees	439	484

Other noncurrent assets	6,359	2,500

Allowance for doubtful receivables-noncurrent	(86)	(86)

Total assets	2,928,307	2,997,395

(Millions of yen)

	As of Dec. 31, 2019	As of Dec. 31, 2018

LIABILITIES AND NET ASSETS

Current liabilities	1,187,210	1,123,318

Notes payable	359	367

Electronically recorded obligations-operating	21,823	30,057

Accounts payable	252,799	296,304

Short-term loans payable	804,443	655,540

Other payables	31,884	45,648

Accrued expenses	36,272	36,936

Accrued income taxes	-	8,932

Deposits	8,927	8,627

Accrued warranty expenses	4,034	4,959

Accrued bonuses for employees	4,179	4,832

Accrued directors’ bonuses	54	113

Other current liabilities	22,436	31,003

Noncurrent liabilities	382,396	384,762

Long-term loans payable	354,000	360,000

Accrued pension and severance cost	22,559	20,430

Reserve for environmental provision	1,024	1,312

Accrued long service rewards for employees	1,347	1,498

Other noncurrent liabilities	3,466	1,522

Total liabilities	1,569,606	1,508,080

Shareholders’ equity	1,356,538	1,487,857

Common stock	174,762	174,762

Capital surplus	306,288	306,288

Additional paid-in capital	306,288	306,288

Retained earnings	1,983,984	2,065,309

Legal reserve	22,114	22,114

Other retained earnings	1,961,870	2,043,195

Reserve for special depreciation	7	50

Reserve for deferral of capital gain on property	3,748	3,887

Special reserves	1,249,928	1,249,928

Retained earnings brought forward	708,187	789,330

Treasury stock	(1,108,496)	(1,058,502)

Valuation and translation adjustments	1,693	1,240

Net unrealized gains (losses) on securities	1,918	840

Net deferred gains(losses) on hedges	(225)	400

Subscription rights to shares	470	218

Total net assets	1,358,701	1,489,315

Total liabilities and net assets	2,928,307	2,997,395

37

Statements of Income	(Millions of yen)

	Year ended Dec. 31, 2019	Year ended Dec. 31, 2018

Net sales	1,539,271	1,822,782

Cost of sales	1,164,457	1,299,705
Gross profit	374,814	523,077

Selling, general and administrative expenses	370,322	391,417
Operating profit	4,492	131,660
Other income	130,066	152,023
Interest income	1,616	2,072

Dividend income	96,500	115,031

Rental income	24,680	25,574

Foreign exchange income	2,040	-

Miscellaneous income	5,230	9,346

Other expenses	32,558	35,053

Interest expense	6,533	5,424

Depreciation of rental assets	21,516	22,489

Foreign exchange loss	-	622

Miscellaneous loss	4,509	6,518
Ordinary profit	102,000	248,630

Non-ordinary income	158	330

Gain on sales of fixed assets	146	123

Gain on sales of investment securities	-	207

Other	12	-

Non-ordinary loss	10,009	3,250

Loss on sales and disposal of fixed assets	2,801	2,278

Loss on impairment of fixed assets	5,397	-

Loss on sales of investment securities	34	26

Loss on valuation of investment securities	-	946

Loss on extinguishment of tie-in shares	1,638	-

Other	139	-
Income before income taxes	92,149	245,710

Income taxes - Current	2,999	31,677

- Deferred	(1,019)	5,112
Net income	90,169	208,921

Notes to Balance Sheet
<Notes to Balance Sheet as of December 31, 2019>
1.	Accumulated depreciation of property, plant and equipment
1,507,193 million yen
2.	Guarantees
	Mortgage bank loans for employees	1,325 million yen
3.	Receivable and Payable for affiliated companies
	Receivables	382,390 million yen
	Payables	1,053,716 million yen
4.	Plan assets in the retirement benefit trust that are offset with the accrued pension and severance cost are as follows:

Severance pay plan	Accrued pension and serverance cost before deduction of plan assets 42,509 million yen	Plan assets in the retirement benefit trust 19,950 million yen

5.	Plan assets in the retirement benefit trust that are added to the prepaid pension cost are as follows:

Corporate pension plan	Accrued pension and serverance cost before deduction of plan assets 35,812 million yen	Plan assets in the retirement benefit trust 44,053 million yen

<Note to Per Share Information as of December 31, 2019>
Net assets per share	1,276.73 yen

Notes to Statement of Income
<Note to Statement of Income for the year ended December 31, 2019>
Transactions with affiliated companies
Sales	1,399,679 million yen
Purchase	1,118,040 million yen
Other transactions	188,869 million yen
<Note to Per Share Information for the year ended December 31, 2019>
Net income per share	84.27 yen

AUDIT REPORT OF ACCOUNTING AUDITOR ON CONSOLIDATED FINANCIAL STATEMENTS

(TRANSLATION)
Report of Independent Auditors

February 10, 2020
The Board of Directors Canon Inc.

Ernst & Young ShinNihon LLC

Yoshihiko Nakatani
Certified Public Accountant Designated and Engagement Partner

Ryo Kayama
Certified Public Accountant Designated and Engagement Partner

Ken Sudo
Certified Public Accountant Designated and Engagement Partner

Minoru Ota
Certified Public Accountant Designated and Engagement Partner

Pursuant to Paragraph 4, Article 444 of the Corporation Law, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of equity and the notes to consolidated financial statements of Canon Inc. (the “Company”) applicable to the fiscal year from January 1, 2019 through December 31, 2019.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the provision of the second sentence, Paragraph 1, Article 120 of the Company Accounting Regulations, as applied mutatis mutandis pursuant to Paragraph 3, Article 120-3 of the said Regulations, which permits the omission of certain disclosure items required under the accounting principles generally accepted in the United States, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion from an independent perspective on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures are selected and applied depending on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors do not consider internal control for the purpose of expressing an opinion on its effectiveness, but consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used, the method of their application, and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which omits some disclosure items required under the accounting principles generally accepted in the United States in accordance with the provision of the second sentence, Paragraph 1, Article 120 of the Company Accounting Regulations, as applied mutatis mutandis pursuant to Paragraph 3, Article 120-3 of the said Regulations, present fairly, in all material respects, the financial position and results of operations of the Canon Group, which consisted of the Company and consolidated subsidiaries, applicable to the fiscal year ended December 31, 2019.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

39

AUDIT REPORT OF ACCOUNTING AUDITOR

(TRANSLATION)
Report of Independent Auditors

February 10, 2020
The Board of Directors
Canon Inc.

Ernst & Young ShinNihon LLC

Yoshihiko Nakatani
Certified Public Accountant Designated and Engagement Partner

Ryo Kayama
Certified Public Accountant Designated and Engagement Partner

Ken Sudo
Certified Public Accountant Designated and Engagement Partner

Minoru Ota
Certified Public Accountant Designated and Engagement Partner

Pursuant to Item 1, Paragraph 2, Article 436 of the Corporation Law, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets, the notes to non-consolidated financial statements, and the related supplementary schedules of Canon Inc. (the “Company”) applicable to the 119th fiscal year from January 1, 2019 through December 31, 2019.

Management’s Responsibility for the Financial Statements and the Related Supplementary Schedules

Management is responsible for the preparation and fair presentation of the financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion from an independent perspective on the financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the related supplementary schedules. The procedures are selected and applied depending on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements and the related supplementary schedules, whether due to fraud or error. In making those risk assessments, the auditors do not consider internal control for the purpose of expressing an opinion on its effectiveness, but consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used, the method of their application, and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Canon Inc. applicable to the 119th fiscal year ended December 31, 2019 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

AUDIT REPORT OF AUDIT & SUPERVISORY BOARD

Audit Report

Regarding the performance of duties by the Directors for the 119th business term from January 1, 2019, to December 31, 2019, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Audit & Supervisory Board Member and hereby report as follows:

1.	Auditing Methods Employed by the Audit & Supervisory Board Members and Audit & Supervisory Board and Details of Such Audit
(1)

We established auditing policies, allocation of duties and other relevant matters, and received reports from each Audit & Supervisory Board Member regarding their execution of audits and results thereof, as well as reports from the Directors, other relevant personnel, and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.

(2)

Each Audit & Supervisory Board Member complied with the auditing standards of Audit & Supervisory Board Members established by the Audit & Supervisory Board, followed the auditing policies, allocation of duties, and other relevant matters, communicated with such as the Directors, the internal auditing and other employees, made efforts to establish the environment for collecting information and auditing, and conducted the audit by the following methods.

(i)

Each Audit & Supervisory Board Member participated in the meetings of the Board of Directors and other important meetings, received reports from such as the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and status of assets at the headquarters and principal offices. With respect to subsidiaries, we communicated and exchanged information with Directors and Audit & Supervisory Board Members of subsidiaries, and received business reports from subsidiaries as necessary.

(ii)

We periodically received reports from Directors, employees and others, requested explanations as necessary, and expressed opinions, regarding the resolution of the Board of Directors on the establishment of following systems (Internal Control System) and the status of operation of the organized system based on such resolution, both of which are described in the business report;

i)	the system for ensuring that the performance of duties by the Directors conforms to the applicable laws and regulations and Articles of Incorporation, and
ii)

the system stipulated in Item 1 and Item 3, Article 100, of the Enforcement Regulations of the Corporation Law, which are necessary for ensuring the properness of operations of the enterprises consisting of the Company and its subsidiaries.

(iii)

We monitored and verified whether the Accounting Auditor maintained their independence and implemented appropriate audits, and we received reports from the Accounting Auditor regarding the performance of their duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary.

Based on the above methods, we examined the business report and the accompanying detailed statements, the financial statements (balance sheet, statement of income, statement of changes in net assets, and notes to non-consolidated financial statements) and the accompanying detailed statements as well as the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of equity, and notes to consolidated financial statements) for this business term.

41

2.	Audit Results
(1)	Results of Audit of Business Report and Other Relevant Documents
(i)

We confirm that the business report and the accompanying detailed statements fairly represent the Company’s conditions in accordance with the related laws and regulations and Articles of Incorporation.

(ii)	We have found no significant evidence of wrongful act or violation of related laws and regulations, nor the Articles of Incorporation with regard to the execution of duties by the Directors.
(iii)

We confirm that the content of the resolution of the Board of Directors regarding the Internal Control System is proper. In addition, we have found no matters on which to remark in regard to the description of the business report and the execution of duties by the Directors regarding the Internal Control System.

(2)	Results of Audit of Financial Statements and the Accompanying Detailed Statements
We confirm that the methods and results of the audit conducted by the Accounting Auditor, Ernst & Young ShinNihon LLC, are proper.

(3)	Results of Audit of Consolidated Financial Statements
We confirm that the methods and results of the audit conducted by the Accounting Auditor, Ernst & Young ShinNihon LLC, are proper.

February 12, 2020

Audit & Supervisory Board, Canon Inc.

Audit & Supervisory Board Member     Masaaki Nakamura

Audit & Supervisory Board Member     Hiroaki Sato

Audit & Supervisory Board Member     Yutaka Tanaka

Audit & Supervisory Board Member     Hiroshi Yoshida

Audit & Supervisory Board Member     Koichi Kashimoto

Note:

Audit & Supervisory Board Members, Yutaka Tanaka, Hiroshi Yoshida and Koichi Kashimoto are Outside Audit & Supervisory Board Members, as provided in Item 16, Article 2, and Paragraph 3, Article 335, of the Corporation Law.

REFERENCE

Topics

Commencement of joint research with CiRA, Kyoto University

Canon Inc., Canon Medical Systems Corporation, and the Center for iPS Cell Research and Application (CiRA), Kyoto University commenced joint research from August 1, 2019, with the aim of contributing to the field of regenerative medicine through the realization of “my induced pluripotent stem (iPS) cells,” which would use iPS cells made from the patient’s own cells to mitigate the risk of immune rejection. This joint research will utilize the core technologies of the Canon Group – optical technology, measurement technology and diagnostic imaging technology – to develop a low-cost examination method as well as investigate markers to determine what kind of organ or tissue the iPS cells would differentiate into. Furthermore, through the use of the quality control technology and production technology the Canon Group has developed through its manufacturing, the research aims to achieve iPS cell production at a low cost and with a shorter lead time while maintaining high quality and safety.

Free Viewpoint Video System is well received

During Rugby World Cup 2019™, Canon created highlight footage of matches using its Free Viewpoint Video System and provided it to tournament host broadcaster International Games Broadcast Services. The footage was featured in television sports news and on video streaming platforms. This content, able to achieve any number of camera angles even from directly above the field or at ground level, conveyed the excitement and superb performances of the matches. Going forward, Canon aims to apply this technology not only to live broadcast and video replay for sports, but also a wide range of event and entertainment genres.

43

CSR Initiatives

Tsuzuri Project donated high-resolution facsimiles of 13 works by Katsushika Hokusai

The Tsuzuri Project is a social contribution initiative organized by Canon, Inc. and the Kyoto Culture Association (NPO) with the goal of preserving original cultural assets and creating high-resolution facsimiles. This project creates and donates high-resolution facsimiles of precious Japanese cultural assets, for which there are only limited viewing opportunities, to the temples, shrines, museums and other such entities that are associated with the originals. In 2019, the Tsuzuri Project produced 13 high-resolution facsimiles of works by Katsushika Hokusai and donated them to Tokyo’s Sumida Ward – where Hokusai spent much of his life. These facsimiles include those of “Six Tama Rivers” and “Breaking Waves” – the originals of which reside in the collection of the Smithsonian Institution Freer Gallery of Art and are prohibited from being removed from the premises. The donated high-resolution facsimiles were displayed at “The Tsuzuri Project: The Art of Hokusai, reproduced from the collection of the Freer Gallery of Art, Smithsonian Institution” exhibition of the Sumida Hokusai Museum where they were enjoyed by many visitors.

Received the Minister of Economy, Trade and Industry Award at the 28th Grand Prize for the Global Environment Awards

At the 28th Grand Prize for the Global Environment Awards*, “Canon Eco Technology Park with Canon Recycling Technologies – Efforts to Resolve Social Issues Aimed at Building a Recycling Society” received the Minister of Economy, Trade and Industry Award. The Canon Eco Technology Park opened in 2018. The facility received high praise for its contribution to building a recycling society through its “product-to-product recycling” that produces new products from collected products and its achievement of the “clean and silent” design concept that is a marked contrast to the conventional image of recycling operations, and as a location where children can learn about the importance of recycling resources.

*	This award was established by FUJISANKEI COMMUNICATIONS GROUP to recognize companies in industry that aim for “coexistence of industrial development and the global environment.”

Information for Shareholders

For Shareholders who Receive Dividends by Exchanging a “Receipt of Dividend”

We recommend the direct deposit of dividends into an account as a safer and more expeditious way to receive dividends. Please select one of the three ways to have dividends deposited into an account that are outlined below.

System of allocating dividends to securities company accounts in proportion to the number of shares held in respective accounts	System of receiving dividends in the account registered for receipt of dividends	System of designating an account for each issue held

With this method, the shareholder is able to receive dividends for each account they have with a securities company in proportion to the number of shares they hold.	With this method, the shareholder is able to receive dividends for all of the issues they hold through one designated account with a financial institution (excluding the Japan Post Bank).	With this method, the shareholder is able to designate the account that the dividends will be transferred to for each issue they hold.

For information regarding procedures:

If you hold shares through a securities company, please contact the securities company where you have an account.

If you don’t hold shares through a securities company, please contact Mizuho Trust & Banking Co., Ltd.

For Shareholders Holding Shares Less Than One Unit

The trading unit of Canon Inc. shares (1 unit) is 100 shares and you can not purchase or sell the Canon Inc. shares less than one unit (1–99 shares; hereinafter “Less-than-one-unit Shares”) on securities markets. However, you may purchase or sell these shares by the methods below.

(Example: For a shareholder holding 80 shares)

*In the case that you are a shareholder of Less-than-one-unit Shares in an account of securities company etc., please carry out procedures at the securities company etc.

*In the case that you are a shareholder of Less-than-one-unit Shares in a special account (a shareholder who does not have an account in securities company etc.), please contact our manager of the register of shareholders (Mizuho Trust & Banking Co., Ltd.; 0120-288-324, toll free, available in Japan only).

45

For Shareholders Holding Shares of Canon Inc. in a Special Account

In accordance with the share certificate dematerialization in January 2009, shares of Canon Inc. not deposited in an account with a securities company etc., are currently being managed in a “special account” of Mizuho Trust & Banking Co., Ltd. (our manager of the register of shareholders).

Shares managed in a special account cannot be purchased or sold in the market due to certain restrictions on trade.

We are providing information so that our shareholders will have this opportunity to consider following the procedures for transferring from a special account.

Procedure for Transferring from a Special Account to an Account with a Securities Company etc.

The following procedures are for transferring shares that are managed in a special account to an account under the same name as the shareholder established with a securities company etc.

(i)   Establishing an account with a securities company etc.

    In the event that a shareholder intends to follow these procedures, it will be necessary to establish an account in advance with a securities company etc.

(ii) Application for account transfer

(iii)  Transfer procedures

    Upon establishing an account with a securities company etc., please contact Mizuho Trust & Banking Co., Ltd. (0120-288-324, toll free, available in Japan only) Information regarding necessary procedures will be provided.

*Procedures(ii) and (iii) can also be handled at the help desk of the following branches or offices.

  <Applicable branches and offices>

  ● Mizuho Trust & Banking Co., Ltd.: Head office and branches across the nation (Please take note that these procedures cannot be handled at a Trust Lounge.)

  ● Mizuho Securities Co., Ltd.: Head office, branches across the nation, and Planet Booths (locations within Mizuho Bank, Ltd. branches)

Share Handling Procedures

For inquiries	If you hold shares through a securities company:	If you don’t hold shares through a securities company(*):
Address change	Please contact the securities company where you have an account.	Please contact Mizuho Trust & Banking Co., Ltd.
Requests for purchase or sale of shares less than one unit
Changing the method for receiving dividends

How to receive non-received dividends

Stock Transfer Agency Department of Mizuho Trust &
Banking Co., Ltd.

8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-8507

0120-288-324 (Toll free, available in Japan only)

Operating hours: 9:00 – 17:00

(Monday – Friday, except national holidays)

*

For the sale of shares, it is necessary to carry out procedures for the transfer of such shares to an account at a securities company etc. Should you have any inquiries about such procedures, please contact Mizuho Trust & Banking Co., Ltd.

Notes

Business term	From January 1 to December 31 of each year
Ordinary general meeting of shareholders	March of each year
Record date for above	December 31 of each year
Record date for interim dividends	June 30 of each year
Number of shares constituting one unit	100 shares
Securities code (for stock exchanges in Japan)	7751
Stock exchange listings	Tokyo, Nagoya, Fukuoka, Sapporo, and New York
The Company’s investor relations website	https://global.canon/en/ir/
Method of public notice	Electronic means (https://global.canon) However, if the Company is unable to give an electronic public notice due to an accident or any other unavoidable reason, the notice shall be given in the Nikkei.

TO OUR SHAREHOLDERS

INTERNET DISCLOSURE

FOR NOTICE OF CONVOCATION OF

THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

FOR THE 119TH BUSINESS TERM

BUSINESS REPORT

Stock Acquisition Rights etc. of the Company

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Equity

Notes to Consolidated Financial Statements

FINANCIAL STATEMENTS

Statement of Changes in Net Assets

Notes to Non-Consolidated Financial Statements

Of the documents to be provided upon Notice of Convocation, the following documents have been posted on our website on the Internet (https://global.canon/en/ir/) to be provided to shareholders in accordance with laws and regulations and provisions of the Company’s Articles of Incorporation: “Stock Acquisition Rights etc. of the Company” of the Business Report; “Consolidated Statement of Equity” and “Notes to Consolidated Financial Statements” of the Consolidated Financial Statements, and; “Statement of Changes in Net Assets” and “Notes to Non-Consolidated Financial Statements” of the Financial Statements.

CANON INC.

BUSINESS REPORT

Stock Acquisition Rights etc. of the Company

Stock Acquisition Rights etc. Delivered as Compensation for Execution of Duties That Are Held by the Directors of the Company as of the End of This Term

1.	Name
Stock Acquisition Rights issued in May of 2018
2.	Price to Be Paid In (per Stock Acquisition Right)
294,800 yen
3.	Exercise Price (per Share)
1 yen
4.	Exercise Period
May 2, 2018 to May 1, 2048
5.	Holder, Number of Holders, Number of Stock Acquisition Rights, and Class and Number of Shares to Be Acquired

Chairman & CEO	1 person	113	Common stock	11,300 shares
President & COO	1 person	48	Common stock	4,800 shares
Executive Vice President	2 persons	90	Common stock	9,000 shares

6.	Main Conditions for the Exercise of Stock Acquisition Rights
In principle,
(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

1.	Name
Stock Acquisition Rights issued in April of 2019
2.	Price to Be Paid In (per Stock Acquisition Right)
228,100 yen
3.	Exercise Price (per Share)
1 yen
4.	Exercise Period
April 27, 2019 to April 26, 2049
5.	Holder, Number of Holders, Number of Stock Acquisition Rights, and Class and Number of Shares to Be Acquired

Chairman & CEO	1 person	292	Common stock	29,200 shares
President & COO	1 person	62	Common stock	6,200 shares
Executive Vice President	2 persons	151	Common stock	15,100 shares

6.	Main Conditions for the Exercise of Stock Acquisition Rights
In principle,
(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

Note: The Stock Acquisition Rights above are not allotted to Outside Directors and Audit & Supervisory Board Members.

1

Stock Acquisition Rights etc. Delivered During This Term to the Executive Officers of the Company as Compensation for Execution of Duties

1.	Name
Stock Acquisition Rights issued in April of 2019
2.	Price to Be Paid In (per Stock Acquisition Right)
228,100 yen
3.	Exercise Price (per Share)
1 yen
4.	Exercise Period
April 27, 2019 to April 26, 2049
5.	Grantee, Number of Grantees, Number of Stock Acquisition Rights, and Class and Number of Shares to Be Acquired

Senior Managing Executive Officer	2 persons	74	Common stock	7,400 shares
Managing Executive Officer	12 persons	300	Common stock	30,000 shares
Executive Officer	17 persons	284	Common stock	28,400 shares

6.	Main Conditions for the Exercise of Stock Acquisition Rights
In principle,
(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

2

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Equity	(Millions of yen)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity
Balance at December 31, 2018	174,762	404,389	67,116	3,508,908	(269,071)	(1,058,502)	2,827,602	190,311	3,017,913
Cumulative effects of accounting standard update— adoption of ASU No.2017-12				122	(122)		-	-	-
Equity transactions with noncontrolling interests and other		641			(424)		217	(1,813)	(1,596)
Dividends to Canon Inc. shareholders				(171,487)			(171,487)		(171,487)
Dividends to noncontrolling interests								(5,557)	(5,557)
Transfers to legal reserve			456	(456)			-		-
Comprehensive income:
Net income				125,105			125,105	14,412	139,517
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments					(32,043)		(32,043)	(114)	(32,157)
Net gains and losses on derivative instruments					(1,073)		(1,073)	5	(1,068)
Pension liability adjustments					(5,709)		(5,709)	2,079	(3,630)
Total comprehensive income (loss)							86,280	16,382	102,662
Repurchases of treasury stock						(50,015)	(50,015)		(50,015)
Reissuance of treasury stock		(13)		(10)		21	(2)		(2)
Balance at December 31, 2019	174,762	405,017	67,572	3,462,182	(308,442)	(1,108,496)	2,692,595	199,323	2,891,918

3

Notes to Consolidated Financial Statements

<Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements>

Significant Accounting Policies

1. Group Position

The number of consolidated subsidiaries was 361, and the number of affiliated companies accounted for by the equity method was 8 as of December 31, 2019.

2. Basis of Presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) pursuant to the provision of paragraph 1, Article 120-3 of the Company Accounting Regulations. However, certain disclosures required under US GAAP are omitted pursuant to the provision of the latter part of paragraph 1, Article 120, as applied mutatis mutandis pursuant to paragraph 3, Article 120-3.

3. Cash Equivalents

All highly liquid investments acquired with an original maturity of three months or less are considered to be cash equivalents.

4. Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the balance sheet date. Exchange differences are charged or credited to income. Assets and liabilities of subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date and income and expense items are translated at the average exchange rates prevailing during the year. The resulting translation adjustments are reported in other comprehensive income (loss).

5. Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the average method for domestic inventories and principally the first-in, first-out method for overseas inventories.

6. Investments

Canon accounts for its equity investments that do not result in consolidation and are not accounted for under the equity method are measured at fair value with changes in the fair value recognized in net income. Realized gains and losses are determined on the average cost method.

7. Property, Plant and Equipment

Property, plant and equipment are depreciated principally by the declining-balance method.

8. Goodwill and Other Intangible Assets

Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment at least annually, or more frequently if indicators of potential impairment exist. Intangible assets with finite useful lives are amortized over the respective estimated useful lives. Software, patents and developed technology, and customer relationships are amortized using the straight-line method over the estimated useful lives, which range primarily from 3 years to 8 years for software, 7 years to 17 years for patents and developed technology and 8 years to 15 years for customer relationships.

9. Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

10. Basis of Recording Allowances

(Allowance for doubtful receivables)

An allowance for doubtful receivables is provided based on credit loss history and an evaluation of any specific doubtful receivables.

(Accrued pension and severance cost)

Pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. Unrecognized actuarial loss is recognized by amortizing a portion in excess of a corridor (i.e., 10% of the greater of the projected benefit obligations or the fair value of plan assets) using the straight-line method over the average remaining service period of employees. Unrecognized prior service cost or credit is amortized using the straight-line method over the average remaining service period of employees.

11. Taxes Collected from Customers

Taxes collected from customers and remitted to governmental authorities are excluded from revenues, cost and expenses in consolidated statements of income.

4

12. Stock-Based Compensation

Canon measures stock-based compensation cost at the grant date, based on the fair value of the award, and recognizes the cost on a straight-line basis over the requisite service period.

13. Net Income Attributable to Canon Inc. Shareholders Per Share

Basic net income attributable to Canon Inc. shareholders per share is computed by dividing net income by the weighted-average number of common shares outstanding during each year. Diluted net income attributable to Canon Inc. shareholders per share includes the effect from potential issuance of common stock based on the assumption that all stock options were exercised.

<Notes to Changes in Accounting Policies>

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842) Section A – Leases: Amendments to the FASB Accounting Standards Codification, which requires lessees to recognize most leases on their balance sheets but recognize expenses on their income statements in a manner similar to the previous guidance. For lessors, the standard modifies the classification criteria and the accounting for sales-type and direct financing leases. The FASB also modified the definition of a lease. Canon adopted the guidance from the fiscal year. Canon applied the package of practical expedients that allows it not to reassess whether any existing contracts at or expired contracts prior to the adoption date are or contain leases, lease classification and whether initial direct costs qualify for capitalization, in addition to the short term lease exception. Canon also adopted the transition method for which no restatement of comparative periods and no reassessment of land easements not previously accounted for as a lease that existed at or expired prior to the adoption date are required. The right of use assets for operating leases recognized at January 1, 2019 was ¥125,649 million. The corresponding lease liabilities were also recognized. The adoption of this guidance did not have a material impact on its consolidated results of operation.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which amends existing guidance to simplify the application of the hedge accounting in certain situations and enables an entity to better portray the economic results of an entity’s risk management activities in its financial statements. This guidance eliminates the requirement to separately measure and report hedge ineffectiveness, and requires an entity to present the earnings effect of the hedging instrument in the same income statement line item in which the earnings effect of the hedged item is reported. Canon adopted this guidance from the fiscal year with the modified retrospective method through a cumulative effect adjustment directly to retained earnings as of the beginning of the period. Gains and losses resulting from derivative financial instruments designated as cash flow hedges associated with forecasted intercompany sales, which were previously included in other income (deductions) in the consolidated statements of income, are included in net sales after the adoption of this guidance. The adoption of this guidance did not have a material impact on its consolidated results of operation and financial condition.

5

<Notes to Financial Instruments>

1. Status of Financial Instruments

Canon invests in highly safe and short-term financial instruments.

Canon has certain financial instruments such as trade receivables and securities. Canon reduces the customer credit risk related to trade receivables in accordance with its credit management policy. At December 31, 2019, a major customer accounted for approximately 10% of consolidated trade receivables. Securities consist primarily of equity securities of the companies with which Canon has a business relationship. Derivative financial instruments are comprised principally of foreign exchange contracts to reduce the risk. Canon does not hold or issue derivative financial instruments for trading and speculative purposes.

2. Fair Value of Financial Instruments

The estimated fair values of Canon’s financial instruments as of December 31, 2019 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses, and the fair values of these instruments approximate their carrying amounts. The following summary excludes non-marketable equity securities without readily determinable fair value at cost (balance sheet amount ¥8,448 million)

(Millions of yen)

	Carrying amount	Estimated fair value	Difference
Securities	17,471	17,471	-
Long-term debt, including current portion	(354,444)	(354,444)	-
Foreign exchange contracts:
Assets	351	351	-
Liabilities	(2,573)	(2,573)	-

The following methods and assumptions are used to estimate the fair value in the above table.

Securities

Securities are recorded at fair value.

Long-term debt

The fair values of Canon’s long-term debt instruments are based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

<Note to Real Estate for Rent and Others>

There was no significant item.

<Note to Revenue Recognition>

Canon generates revenue principally through the sale of office, imaging system and medical system products, industrial equipment, supplies and related services under separate contractual arrangements. Revenue is recognized when, or as, control of promised goods or services transfers to customers in an amount that reflects the consideration to which Canon expects to be entitled in exchange for transferring these goods or services. Revenue from sales of office products and imaging system products is recognized upon shipment or delivery, depending upon when the customer obtains controls of these products. Revenue from sales of equipment that are sold with customer acceptance provisions related to their functionality including optical equipment and certain medical equipment is recognized when the equipment is installed at the customer site and the agreed-upon specifications are objectively satisfied. In addition, service revenue primarily generated from maintenance service contract is recognized on overtime as it satisfies the underlying performance obligation.

<Note to Subsequent Event>

On January 17, 2020, Canon borrowed ¥100 billion under its existing overdraft facilities with Mizuho Bank and MUFG Bank for required operating funds. The overdraft facilities bear interest at a rate equal to a base rate plus a spread.

6

FINANCIAL STATEMENTS

Statement of Changes in Net Assets	(Millions of yen)

	Shareholders’ equity									Valuation and translation adjustments		Subscription rights to shares	Total net assets
	Common stock	Capital surplus	Retained earnings					Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Net deferred gains (losses) on hedges
		Additional paid-in capital	Legal reserve	Other retained earnings
				Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward
Balance at the beginning of current period	174,762	306,288	22,114	50	3,887	1,249,928	789,330	(1,058,502)	1,487,857	840	400	218	1,489,315
Changes of items during the period
Transfer to reserve for special depreciation									-				-
Reversal of reserve for special depreciation				(43)			43		-				-
Transfer to reserve for deferral of capital gain on property									-				-
Reversal of reserve for deferral of capital gain on property					(139)		139		-				-
Dividends paid							(171,487)		(171,487)				(171,487)
Net income							90,169		90,169				90,169
Purchase of treasury stock								(50,015)	(50,015)				(50,015)
Disposal of treasury stock							(7)	21	14				14
Net changes of items other than shareholders’ equity									-	1,078	(625)	252	705
Total changes of items during the period	-	-	-	(43)	(139)	-	(81,143)	(49,994)	(131,319)	1,078	(625)	252	(130,614)
Balance at the end of current period	174,762	306,288	22,114	7	3,748	1,249,928	708,187	(1,108,496)	1,356,538	1,918	(225)	470	1,358,701

<Notes to Statement of Changes in Net Assets>
1. Number of issued shares as of December 31, 2019 1,333,763,464 shares
2. Classes and shares of treasury stock				(Shares)
Classes of stock	Balance at the beginning of current period	Increase	Decrease	Balance at the end of current period
Common stock	254,013,641	15,920,485	5,133	269,928,993

(Reason for change)

The increase of shares reflects the acquisition of 15,915,400 shares as approred by the resolution of the board of director’s meeting, and 5,085 shares of the purchase of shares less-than-one-unit, requested by shareholders.

The decrease of shares reflects the transfer of exercise of 4,500 shares of stock options, and 633 shares of the sale of shares less-than-one-unit, requested by shareholders.

3. Payment for dividends

(1) Amount of dividends paid

Decision	Classes of stock	Cash dividend (Millions of yen)	Dividend per share (yen)	Record date	Effective date
March 28, 2019 Ordinary general meeting of shareholders	Common stock	86,380	80.00	December 31, 2018	March 29, 2019
July 24, 2019 Board of directors’ meeting	Common stock	85,107	80.00	June 30, 2019	August 26, 2019
(2) Dividends whose record date is included in the current fiscal year and effective date is after the current fiscal year-end.
Scheduled	Classes of stock	Cash dividend (Millions of yen)	A source of dividend	Dividend per share (yen)	Record date	Effective date
March 27, 2020 Ordinary general meeting of shareholders	Common stock	85,107	Retained earnings	80.00	December 31, 2019	March 30, 2020

4. Number of treasury shares for exercisable stock options as of December 31, 2019

    Common stock 185,800 shares

7

Notes to Non-Consolidated Financial Statements

<Notes to Significant Accounting Policies>

1. Valuation of Securities

(1)	Securities of subsidiaries and affiliates----stated at cost based on the moving average method.
(2)	Other securities:
Securities with quotation----stated at fair value (unrealized holdings gains and losses are reported in net assets, when sold, the cost is based on the moving average method).
Securities without quotation----stated at cost based on the moving average method.

2. Valuation of Inventories

(1)	Finished goods and work in process----valued at cost based on the periodic average method (amount shown in the balance sheet is devaluated due to decline in profitability).
(2)	Raw materials and supplies----valued at cost based on the moving average method (amount shown in the balance sheet is devaluated due to decline in profitability).

3.	Depreciation Method of Fixed Assets

(1)

Property, plant and equipment (excluding lease assets)----calculated by the declining-balance method. For buildings (excluding fixtures) acquired on or after April 1, 1998, depreciation is calculated by the straight-line method.

(2)

Intangible fixed assets----calculated by the straight-line method. With regard to software for sale, calculated based on the estimated marketable period in consideration of marketing plan etc. of the relevant products (3 years), and with regard to internal-use software, calculated based on the estimated useful period in the Company (5 years). Goodwill is amortized on the straight-line method over 20 years based on the estimated period for each acquired business during which the excess earning power is maintained.

(3)	Lease assets----calculated by the straight-line method. The engaged lease period is determined as the useful life of each lease asset.

4.	Basis of Recording Allowances

(1)	Allowance for doubtful receivables----provided as general provision for uncollectible receivables.
----General accounts
Allowances are provided using a rate determined by credit loss history.

----Allowance for accounts considered to be uncollectible and accounts in bankruptcy filing are provided for individual estimated uncollectible amount, primarily determined based on the respective customer’s financial conditions.

(2)	Accrued warranty expenses----provided as general provision for after-sales services and no charge repair cost on an estimated amount based on the historical performance.
(3)	Accrued bonuses for employees----provided as general provision for bonuses to employees based on an amount expected to pay.
(4)	Accrued directors’ bonuses----provided as general provision for bonuses to directors based on an amount expected to pay.
(5)

Accrued pension and severance cost----provided as general provision for employee retirement and severance benefits based on projected benefits obligation and expected plan asset. Prior service cost and actuarial variance are amortized on the straight-line method over the average remaining service periods of employees.

(6)

Reserve for environmental provision----provided as general provision for the future environmental-related cost, such as construction costs to prevent the proliferation of soil pollution, and also clean-up costs of hazardous substances based on the related regulations.

(7)

Accrued long-service rewards for employees----provided as general provision for reward to employees in accordance with management policy for long-service employees for this term based on an amount expected to pay.

5.	Hedge Accounting

(1)	Hedge accounting----Deferral hedge accounting has been applied.
(2)	Hedging instrument and hedged items
Hedging instrument----derivative transaction (foreign exchange contract)
Hedged items----accounts receivable denominated in foreign currency for forecasted transaction.
(3)

Hedge policy----Derivative financial instruments are comprised principally of foreign exchange contracts to manage currency risk. The Company does not hold derivative financial instruments for trading purpose.

(4)

Assessment of hedge effectiveness----As the substantial terms of hedging instruments and of hedged items are the same, the fluctuations of foreign currency exchange rates are offset by each other at the hedge’s inception and on an ongoing basis. Hedge effectiveness is assessed by verifying those relationships.

6.	Notes to Others

(1)	Consumption Taxes----excluded from the statements of income and are accumulated in other receivables or other payables.
(2)	Consolidated Taxation System----applied

8

<Notes to Deferred Income Tax>

Major Items of Deferred Tax Assets and Liabilities

(Deferred tax assets)
Accrued pension and severance cost	16,655 million yen
Investments in subsidiaries	6,907 million yen
Loss on valuation of inventories	1,911 million yen
Depreciation of fixed assets in excess of limit	10,900 million yen
Loss on impairment of fixed assets	1,961 million yen
Excess in amortization of software	6,396 million yen
Amortization of deferred charges in excess of limit	10,585 million yen
Other	10,686 million yen
Subtotal deferred tax assets	66,001 million yen
Valuation reserve	(8,847) million yen
Total deferred tax assets	57,154 million yen
(Deferred tax liabilities)
Reserve for special depreciation	(3) million yen
Reserve for deferral of capital gain on property	(1,645) million yen
Prepaid pension cost	(2,514) million yen
Other	(3,034) million yen
Total deferred tax liabilities	(7,196) million yen
Net deferred tax assets	49,958 million yen

<Notes to Transaction with Related Parties>	(Millions of yen)

Nature	Company name	Ratio of voting rights held by the Company	Relationship with the Company	Transaction details	Transaction amount	Item	Balance as of December 31, 2019
Subsidiary	Canon Marketing Japan Inc.	(Possession) Direct: 58.5% Indirect: 0.0%	Sales of the Company’s products Borrowings of funds	Sales of the Company’s products	178,540	Accounts receivable	17,891
				Borrowings of funds	80,000	Short-term loans payable	170,000
Subsidiary	Oita Canon Inc.	(Possession) Direct: 100%	Production of the Company’s products Interlocking directorate	Purchase of products, components and others	147,389	Accounts payable	33,075
Subsidiary	Canon Finetech Nisca Inc.	(Possession) Direct: 100%	Borrowings of funds	Borrowings of funds	1,231	Short-term loans payable	60,255
Subsidiary	Canon Medical Systems Corporation	(Possession) Direct: 100%	Lending of funds Interlocking directorate	Collecting of funds	10,744	Short-term loans receivable	32,480
Subsidiary	Canon Tokki Corporation	(Possession) Direct: 100%	Borrowings of funds	Repayment of funds	10,186	Short-term loans payable	55,370
Subsidiary	Canon Chemicals Inc.	(Possession) Direct: 100%	Borrowings of funds	Borrowings of funds	2,691	Short-term loans payable	34,042
Subsidiary	Canon U.S.A., Inc.	(Possession) Direct: 100%	Sales of the Company’s products Borrowings of funds Interlocking directorate	Sales of the Company’s products	420,608	Accounts receivable	92,688
				Repayment of funds	12,277	Short-term loans payable	37,673
Subsidiary	Canon Europa N.V.	(Possession) Indirect: 100%	Sales of the Company’s products Borrowings of funds Interlocking directorate	Sales of the Company’s products	365,782	Accounts receivable	80,601
				Borrowings of funds	57,844	Short-term loans payable	155,435
Subsidiary	Canon Singapore Pte. Ltd.	(Possession) Direct: 100%	Sales of the Company’s products Borrowings of funds Interlocking directorate	Sales of the Company’s products	197,236	Accounts receivable	28,527
				Repayment of funds	7,250	Short-term loans payable	87,100
Subsidiary	Canon (China) Co., Ltd.	(Possession) Direct: 100%	Borrowings of funds Interlocking directorate	Borrowings of funds	30,521	Short-term loans payable	41,621
Subsidiary	Canon Vietnam Co., Ltd.	(Possession) Direct: 100%	Production of the Company’s products Interlocking directorate	Purchase of products, components and others	181,811	Short-term loans payable	36,776

Conditions of transactions and policy regarding determination of conditions of transaction.

(Note 1)	The transactions above are determined on a fair price basis.
(Note 2)	Consumption taxes are excluded from the transaction amount, however, included in the balance at December 31, 2019.
(Note 3)

The loans payable from Canon Marketing Japan Inc., Canon Finetech Nisca Inc., Canon Tokki Corporation, Canon Chemicals Inc., Canon U.S.A., Inc., Canon Europa N.V. , Canon Singapore Pte. Ltd. and Canon (China) Co., Ltd. is intended to make best use of the funding in the Canon Group.

Transaction amount shows net borrowings and repayment. The interests are determined reasonably based on market interest rates.

(Note 4)

The loans receivable to Canon Medical Systems Corporation is intended to make best use of the funding in the Canon Group. Transaction amount shows net loans and collection. The interests are reasonably determined based on market interest rates.

(Note 5)	Ratio of voting rights held by the Company for “Indirect” of Canon Marketing Japan Inc. shows as 0.0% as the ratio is less than the first decimal point.

<Note to Revenue Recognition>

The Company generates revenue principally through production and sales of office and imaging system products and industrial equipment under the separate contractual arrangements. Revenue is recognized when, or as, control of promised goods transfers to customers in an amount that reflects the consideration to which the Company expects to be entitled in the exchange for transferring these goods.

Revenue from sales of office products and imaging system products is recognized upon shipment or delivery, depending upon when the customer obtains control of those products. Revenue from sales of equipment such as semiconductor lithography equipment and FPD lithography equipment, that requires customer acceptance related to their functionality, is recognized when the equipment is installed at the customer site and agreed-upon specifications are objectively satisfied.

<Note to Subsequent Event>

On January 17, 2020, Canon borrowed ¥100 billion under its existing overdraft facilities with Mizuho Bank and MUFG Bank for required operating funds. The overdraft facilities bear interest at a rate equal to a base rate plus a spread.

9